JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

09047213

US SEC EXEMPTION
FILE NO. 82-3572

29 September 2009

SUPPL

RECEIVED
2009 OCT 26 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. Amended SEC Form 17-Q (Quarterly Report) of JG Summit Holdings, Inc. (JGSHI) for the period ended June 30, 2009.
2. SEC Form 17-C of JGSHI dated September 25, 2009 regarding the issuance of retail bonds.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

dw 10/26

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

RECEIVED
2009 OCT 26 A 11:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 23, 2009

Ms. Janet A. Encarnacion
Disclosure Department
Philippine Stock Exchange

We are transmitting to you a copy of the Amended 2nd Quarter 17Q Report of JG Summit Holdings, Inc. The following amendments include additional disclosures and adjustments reflecting the adoption of the new and amended Standards and Interpretations effective 2009 noted below:

Changes:	Refer to:
Amendments to PFRS 7, Financial Instruments – Disclosure	Notes 4 and 5.
PFRS 8, Operating Segments	Note 3.
Amendment to PAS 21, Amendment on Statement of Comprehensive Income	Income Statement changed to Statement of Comprehensive Income
Amendment to PAS 23, Borrowing Costs	Note 16
Improvements to PAS 1, Presentation of Financial Statements	Balance Sheet changed to Statement of Financial Position
Improvements to PAS 16, Property, Plant and Equipment	Note 16
Improvements to PAS 23, Borrowing Costs	Note 16
Improvements to PAS 40, Investment Property	Reclassification adjustments from PPE to Investment Property (notes 15 and 16).

For your information.

Constante T. Santos
SVP- Corporate Controller

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos	633-7631
(Contact Person)	(Company Telephone Number)

12 31	17Q-AMENDED	
Month *Day* (Fiscal Year)	(Form Type)	*Month* *Day* (Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **June 30, 2009**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Six Months Ended June 30, 2009 vs. June 30, 2008

JG Summit's net income for the 1st half of the fiscal year 2009 amounted to ₱3.61 billion, a substantial increase of 473.4% compared to last year of the same period. The 2nd quarter brought in record results as the Company netted profits of ₱2.75 billion (compared to ₱864 million in the 1st qtr) since the Company benefited from the initial signs of stabilization on the global financial markets front even as the peso depreciated during the period. Even excluding the effects of the financial and foreign exchange markets, our Company still showed marked improvement as our core earnings for the 1st six months increased 8.4% from ₱4.90 billion in 2008 to ₱5.31 billion in 2009. Likewise, our Core EBITDA for the period increased 24.3% from ₱10.51 billion to ₱13.06 billion.

Consolidated revenues were up 15.5% from ₱46.20 billion to ₱53.34 billion driven by the continued growth in sales and revenues of our core businesses, mainly: foods, airline and the mobile phone business. In addition, equity in net earnings of associates recorded an 82.4% growth during the period, from ₱911.62 million last year to ₱1.66 billion during the first half of this year. Revenue growth, however was tempered by the decline in sales of our petrochemical business by 42.4% to ₱2.50 billion during the period.

Consolidated cost of sales and services for the first half of the year increased by 7.9% from ₱29.72 billion last year to ₱32.08 billion for the first six months of fiscal 2009. Foods business recorded higher cost of sales due to increased sales volume coupled with the increase in costs of its major raw materials. Aside from this, the airline and the telecoms businesses also recorded higher cost of services relative to their revenues for the first half of 2009.

Consolidated operating expenses increased 27.6% to ₱13.71 billion as a result of higher general and administrative expenses in our food operations, mobile phone business, and increased airline operations.

Financing costs and other charges incurred for the six months of the year increased 19.2% to ₱3.29 billion mainly due to higher level of debt financing during the period as well as the higher peso-exchange rate used.

Mark-to-market gains recognized during the period amounted to ₱782.20 million as compared to a loss of ₱1.78 billion recorded for the same period last year. The market values of the Group's financial assets have shown signs of recovery especially in 2nd qtr., brought about by the improving confidence in the global financial markets. Market valuation losses reported by URC in its six-month financial statements as of March 31, 2009 were adjusted to reflect the change in the fair values from April to June 2009.

Foreign exchange loss recorded for the first six months of 2009 amounted to ₱1.06 billion, a 59.7% decrease from ₱2.64 billion for the same period last year mainly due to higher peso devaluation during the first six months of last year.

Interest income declined 19.5% for the first six months of 2009 from ₱1.17 billion last year to ₱943.66 million this year due to lower average investment portfolio during the period as compared to last year's.

The Other income account dropped 86.9% for the first half of 2009 from ₱752.57 million in 2008 to ₱98.37 million mainly due to lower trading gains (actual) realized this year in our financial assets as compared to the same period last year and also due to last year's recognition of gain on early repayment of various debts by a certain subsidiary.

FOODS

Universal Robina Corporation (URC) posted consolidated sale of goods and services of ₱25.69 billion for the six months ended March 31, 2009, 21.4% higher than the revenues reported in the same period of last year. Sale of goods and services by business segment follows: (1) URC's BCFG (excluding packaging) increased by ₱3.50 billion or 22.3% to ₱19.15 billion in the first half of fiscal 2009 from ₱15.66 billion recorded in the same period of fiscal 2008. This increase was primarily due to a 15.5% increase in net sales from BCFG's domestic operations, which was largely driven by the strong performance of its snackfoods which posted an 18.2% growth in savory snacks, candies, chocolates and biscuit sales. Export also posted a 55.1% growth in sales value. BCFG international sales significantly increased by 41.4% to ₱5.86 billion due to considerable increase in sales volume. Sales in URC's packaging division went down by 26.4% to ₱529 million in the first half of fiscal 2009 from ₱719 million posted in the same period last year due to decrease in sales volume and selling price. (2) URC's AIG recorded net sales of ₱2.94 billion, a 4.8% increase from ₱2.80 billion recorded in the same period last year. This was due to increase in hog and feeds sales driven by higher selling prices which offset the decrease in sales of poultry products. (3) URC's CFG revenues amounted to ₱3.07 billion in the first half of fiscal 2009 up 55.3% from ₱1.98 billion reported in the same period last year primarily due to increase in sales volume of sugar as a result of better performance by SONEDCO in the first half of this year against last year, coupled with higher average selling prices of sugar and flour.

URC's cost of sales increased by ₱3.75 billion or 23.4% to ₱19.74 billion for the first half of fiscal 2009 from ₱15.99 billion recorded for the same period last year. Cost of sales went up due to increases in sales volume coupled with significant increases in costs of major raw materials during the first quarter of fiscal 2009. URC's gross profit for the first half of fiscal 2009 amounted to ₱5.95 billion, an increase of ₱785 million or 15.2% from ₱5.16 billion posted in the same period last year.

Operating expenses increased by ₱644 million or 19.2% to ₱4.0 billion in the first half of fiscal 2009 from ₱3.36 billion recorded in the same period of fiscal 2008. The increase was primarily due to 25.8% or ₱285 million increase in advertising and promotion costs to support new SKUs launched and boost up sales of existing products in light of increasing market competition. Freight and delivery charges amounted to ₱885 million in the first half of fiscal 2009, a 12.2% increase brought about by higher trucking and shipping costs associated with higher fuel prices and increased volume. Compensation and other benefits also increased by ₱181 million due to annual salary adjustments and retirement expense. Market valuation loss on financial instruments at FVPL increased by ₱379 million or 49.0% to ₱1.15 billion in the first half of fiscal 2009 due to drop in the market values of investments in bonds and equity securities as a result of global financial crisis (based on March 31, 2009 prices since URC presents its six-month's financial statements as of that date). Finance costs slightly dropped 3.3% to ₱665 million for the first half of fiscal 2009 mainly due to capitalization of certain borrowings in accordance with revised PAS 23 on Borrowing Costs. Impairment losses recognized for the period pertaining to certain receivables, AFS investments and assets held for sale amounted to ₱315 million. No impairment loss was recorded during the same period last year.

URC's net income attributable to equity holders of the parent decreased by ₱273 million or 55.3% to ₱221 million in the first half of 2009 from ₱494 million as a result of the significant mark-to-market loss in bond and equity holdings and recognition of impairment losses.

URC's unaudited core earnings before tax (operating profit after equity earnings, net finance costs and other income – net) for the first half of fiscal year 2009 amounted to ₱1.94 billion, an increase of ₱136 million from ₱1.80 million reported in the same period last year.

URC reported an EBITDA (operating income plus depreciation, amortization) of ₱3.41 billion for the first half of fiscal 2009, 9.3% higher than ₱3.12 billion recorded in the same period of fiscal 2008.

URC is not aware of any material off-balance sheet transactions, arrangements and obligations (including contingent obligations), and other relationship of URC with unconsolidated entities or other persons created during the reporting period that would have a significant impact on its operations and/or financial condition.

PROPERTY

Robinsons Land Corporation (RLC) posted a ₱1.6 billion net income for the first six months of fiscal year 2009. Realized revenues stood at ₱5.1 billion while EBITDA and EBIT amounted to ₱2.9 billion and ₱2.1 billion, respectively.

Commercial Centers Division contributed 40% or ₱2.0 billion of the gross revenues posting a 10% growth. Significant growth contributors are the Metro Manila malls led by the Midtown Mall of Robinsons Place Manila. Other provincial malls also posted decent growth in rental revenues while significant rental increment was also contributed by the newly opened mall in CabanatuanCity, Nueva Ecija.

RLC's High Rise Residential Buildings Division's accounted for 34% of RLC's revenues. Its six months' performance resulted in realized revenues amounting to ₱1.7 billion. Significant revenues were realized from recently launched projects such as East of Galleria, Gateway Garden Heights, Woodsville Viverde, Otis 888, Gateway Garden Ridge, Fifth Avenue Place and Bloomfields, projects launched earlier, have lower realized revenues since these are nearing completion. The Office Buildings Division contributed 10% or ₱503.1 million of RLC's revenues, up by 33% from last year's ₱379.3 million. The increase in office rentals was due to rentals from Cybergate Centers 2 and 3.

The Hotels Division showed a decline in revenue by 16% from ₱581.3 million last year to ₱491.0 million this year. Occupancy rates for the three hotels, Crowne Plaza Galleria Manila, Holiday Inn Galleria Manila and Cebu Midtown Hotel, stood at 71%, 79% and 56%, respectively.

The Housing and Land Development Division reported realized revenues amounting to ₱334.2 million, against last year's ₱319.5 million posting a steady 5% growth. This was brought about by higher percentage completion of various ongoing projects.

Real Estate cost decreased by 5% from ₱1.9 billion last year to ₱1.8 billion this year due to lower level of project completion of several residential condominium projects.

Interest income decreased by 23% to ₱197.6 million due to lower level of interest amortization on installment contracts arising from sales of condo and housing units.

Interest expense went up by ₱3.4 million due to higher level of mall tenant deposits classified as financial instruments. Hotel costs decreased by 10% due to lower utility costs brought about by lower room occupancy. General and administrative expenses went up by 3% due to higher operating expenses.

TELECOMMUNICATIONS

DIGITEL's consolidated service and nonservice revenues for the first semester of 2009 totaled to ₱6.69 billion, up by 35.9% from last year's ₱4.92 billion. The wireless segment, which comprised 71% of the total, grew 62.4% year on year.

The wireline voice communication services registered service revenues and non-service revenues of ₱1.71 billion for the six months ended June 30, 2009. This is a 7.2% decline over same period last year of ₱1.8 billion mainly due to lower international and domestic tolls. Providing cushion to the reduced international and domestic traffic is the growth of ADSL products. This service registered an increase of 38% compared to same period last year. Revenues for wireline data communication services for the six months ended June 30, 2009 amounted to ₱205.5 million posting a slight decrease of 0.7% over same period last year of ₱207.0 million. The wireless communications business posted a remarkable 62.4% improvement in its operating revenues of ₱4.78 billion during the six-month period ended June 30, 2009 from ₱2.94 billion during the same period last year. Net service revenues, 66.1% of which accounts for unlimited services, improved substantially by 61.4% against reported revenues of the same period last year. This is mainly attributable to the continued success of the unlimited service portfolio (e.g. 24/7 Call & Text Unlimited and Text Unlimited) and increase in subscriber count from the Group Plans and Plan 350 products. Non-service revenues from the wireless communications segment also grew by 238.8% brought about by higher sales of SIM packs and phonekits. Furthermore, competitive SIM pack prices and new products launched at very affordable prices aggressively contributed to enlarge market share.

Consolidated cost and operating expenses increased by 26.7% to ₱4.56 billion from last year's consolidated figure of ₱3.60 billion. Higher cost of sales, network-related expenses and general and administrative expenses primarily contributed to the increase.

Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) for the period is ₱2.13 billion, higher by 60.9% against ₱1.32 billion during the same period in 2008 due primarily to the higher service and non-service revenues generated by the wireless business. EBITDA margin improved to 32% from last year's 27%.

Net loss for the first semester of 2009 amounted to ₱638.0 million from last year's ₱2.04 billion.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated gross revenues of ₱11.39 billion for the six-month period ended June 30, 2009, a 21.3% growth over last year's ₱9.39 billion brought about by additional routes, increase in flight frequencies and capacity due to additional Airbus A320 and ATR72-500 acquired in recent months. Correspondingly, costs and operating expenses increased from ₱8.19 billion last year to ₱9.28 billion this year. Foreign exchange loss recognized during the first half of

2009 amounted to ₱222.0 million a 76.8% drop from last year's ₱958.72 million. Fuel hedging gains recorded a significant increase during the period, from ₱77.11 million last year to ₱556.02 million for the first six months this year. All these factors contributed to the turnaround in the airlines' bottomline, from a net loss of ₱15.66 million last year to a net income of ₱1.99 billion this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue for the first six months of 2009 amounted to ₱2.50 billion a 42.4% drop from last year's ₱4.35 billion as a result of decrease in sales volume from 67,432 MT last year to only 44,491 MT this year. A gross loss of ₱93.88 million was recorded this year from a gross income of ₱356.59 million last year. Operating expenses also dropped 25.6% relative to lower production during the period. A foreign exchange loss of ₱104.73 million was also recognized during the first half of fiscal 2009 compared to a foreign exchange gain of ₱37.0 million for the same period last year. All these factors contributed to a higher net loss for the petrochemical business from ₱100.14 million last year to ₱670.79 million this year.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱1.66 billion for the six-month period ended June 30, 2009, an 82.4% increase from last year's equity earnings of ₱911.62 million. The growth was attributable to higher income recorded by UIC this year, from SGD 79.64 million last year to SGD 135.57 million this year due to higher rental income and gain on sales of residential properties. Also, UIC booked a write-back of deferred income tax amounting to SGD 21.71 million during the period.

BANK

Robinsons Savings Bank recognized net income of ₱92.66 million for the first half of fiscal 2009 an 11.1% decrease from last year's ₱104.28 million. The drop in net income is mainly due to lower trading gain recorded during the period, from ₱51.38 million last year to ₱13.69 million for the same period this year.

Financial Position

June 30, 2009 vs. December 31, 2008

As of June 30, 2009, the Company's balance sheet remains solid, with consolidated assets of ₱260.90 billion from ₱251.24 billion as of December 31, 2008. Current ratio stood at 1.03. The Company's indebtedness remained manageable with a gearing ratio of 1.07:1 and net debt to equity of 0.86:1 as of June 30, 2009.

Cash and cash equivalents totaled ₱9.37 billion as of June 30, 2009 up by 21.0% from ₱7.74 billion as of December 31, 2008. The principal sources of cash were from operating and financing activities amounting to ₱11.94 billion and ₱1.14 billion, respectively. As of June 30, 2009, net cash used in investing activities amounted to ₱11.46 billion mainly for the Company's capital expenditure program. Our financial assets, including those held at fair value through profit and loss, available for sale investments and held-to-maturity investments, increased 5.1% from ₱15.21 billion as of December 31, 2008 to ₱16.0 billion as of June 30, 2009.

Receivables went up 2.6% from ₱21.58 billion as of December 31, 2008 to ₱22.14 billion as of June 30, 2009 due to higher finance receivables and other receivables of the banking business.

Biological assets, including the noncurrent portion, dropped 9.4% as of June 30, 2009 from ₱1.44 billion in December 31, 2008 due to decrease in population of livestocks, net of increase in market prices of hogs.

Other current assets dropped 20.6% to ₱6.84 billion as of June 30, 2009 from ₱8.62 billion as of December 31, 2008 due to decline in balance of refundable deposits of the airline business.

Assets of disposal group classified as held for sale pertains to Tianjin Pacific Foods Manufacturing Co., Ltd., a subsidiary of the food group.

Investments in associates and joint ventures increased 5.8% due to increase in equity ownership in UIC during the period and higher translated value of foreign-denominated investments.

Investment properties increased 12.2% from ₱27.69 billion as of December 31, 2008 to ₱31.06 billion as of June 30, 2009 mainly due to adoption of revised PAS 40, wherein the Company's assets which are being constructed or developed for future use has been reclassified from construction in progress to this account.

Property, plant and equipment rose to ₱128.65 billion as of June 30, 2009, from ₱124.77 billion in December 31, 2008 mainly due to the on-going expansion of the facilities of our cellular telecommunications business, additional aircrafts by the airline division, expansion of our branded consumer foods business and continuous construction of the real estate business.

Other noncurrent assets increased 6.2% from ₱4.08 billion in December 31, 2008 to ₱4.34 billion as of June 30, 2009 due to higher security deposits during the period.

Accounts payable and accrued expenses increased 7.5% from ₱27.31 billion as of year-end 2008 to ₱29.36 billion due to higher level of accrued expenses as the Group continues to beef up its marketing and promotional activities in the foods and mobile phone businesses.

Short-term debt dropped 10.7% from ₱25.14 billion as of December 31, 2008 to ₱22.46 billion as of June 30, 2009 due to settlement of loans/trust receipts by the food business upon its issuance of a ₱3.0 billion peso bond.

Derivative liabilities, including noncurrent portion, dropped by 66.9% to ₱978.21 billion as of June 30, 2009 from ₱2.96 billion in December 31, 2008 mainly due to settlement of air transportation's fuel hedges.

Income tax payable dropped 49.5% to ₱148.08 million as of June 30, 2009 from ₱293.0 million as of December 31, 2008 mainly due to lower level of the real estate business' interim tax payable.

Other current liabilities increased 20.5% to ₱5.59 billion as of June 30, 2009 from ₱4.64 billion as of December 31, 2008 due to higher level of customer deposits of the real estate business and unearned revenue of the airline business.

Long-term debt, including current portion, increased by 5.8% from ₱76.94 billion as of December 31, 2008 to ₱81.34 billion due to recovery of the US dollar, which affected the translated level of the Group's foreign-denominated obligations. In addition, certain subsidiaries also availed of additional loans to meet their capital expenditure requirements.

Other noncurrent liabilities increased by 6.9% to ₱16.10 billion as of June 30, 2009 due to higher level of accrued project costs recorded by the telecoms business and accrued maintenance cost by the airline business.

Stockholders' equity grew to ₱77.80 billion as of June 30, 2009 from ₱72.91 billion at the end of 2008. Minority interest reached ₱20.85 billion, bringing our total equity to ₱98.67 billion. Book value per share improved from ₱10.73 per share as of December 31, 2008 to ₱11.45 per share as of June 30, 2009.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of June 30, 2009 and December 31, 2008 and for the six months ended June 30, 2009 and 2008:

Key Financial Indicators	2009	2008
Revenues	P53,340 million	P46,194 million
EBIT	P7,554 million	P5,730 million
Core EBITDA	P13,064 million	P10,514 million
Current ratio	1.03	1.01
Gearing ratio	1.07	1.12
Net debt to equity ratio	0.86	0.93
Book value per share	11.45	10.73

The manner by which the Company calculates the above key performance indicators for both year-end 2009 and 2008 is as follows:

Key Financial Indicators		
Revenues	=	Total of sales and services, investment income from banking business and equity in net earnings
EBIT	=	Operating income
EBITDA	=	Operating income add back depreciation and amortization expense.
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Stockholders' Equity and Minority Interest.
Net debt to equity ratio	=	Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB's Cash and AFS investments) over Stockholders' Equity and Minority Interest.
Book value per share	=	Stockholders' Equity over outstanding number of common shares

As of June 30, 2009, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations. However, due to the highly volatile nature of the global financial markets and the foreign exchange market given the economic downturn the world is experiencing, there is no assurance that the Company's as well as the Group's operations will not be affected materially. The Company has been taking calculated measures and initiatives to cushion any negative impact.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date: 09-28-07

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 09-28-07

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2009

(With Comparative Audited Figures as of December 31, 2008)

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited) (As restated - Note 35)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 6).	**₱9,367,112,776**	₱7,742,096,134
Derivative financial instruments (Note 7)	**1,094,354,899**	1,138,164,659
Financial assets at fair value through profit or loss (Note 8)	**6,876,593,773**	6,033,611,355
Available-for-sale investments (Note 9)	**8,593,510,540**	8,665,394,821
Receivables - current portion (Note 10)	**22,144,365,709**	21,580,596,806
Inventories (Note 11)	**11,645,075,663**	11,851,296,915
Biological assets - current portion (Note 17)	**908,763,106**	1,052,544,395
Other current assets (Note 12)	**6,844,929,561**	8,624,543,269
	67,474,706,027	66,688,248,354
Assets of disposal group classified as held for sale	**115,956,187**	197,416,861
Total Current Assets	**67,590,662,214**	66,885,665,215
Noncurrent Assets		
Held-to-maturity investments (Note 13)	**511,650,409**	512,769,748
Investments in associates and joint ventures - net (Note 14)	**26,599,794,215**	25,145,714,203
Property, plant and equipment – net (Note 16)	**128,648,040,224**	124,768,761,510
Investment properties - net (Note 15)	**31,059,555,732**	27,689,329,277
Goodwill	**890,375,020**	890,375,020
Biological assets - net of current portion (Note 17)	**399,299,378**	390,715,347
Intangibles - net	**867,605,508**	871,090,222
Other noncurrent assets (Note 18)	**4,336,909,972**	4,083,067,010
Total Noncurrent Assets	**193,313,230,458**	184,351,822,337
	₱260,903,892,672	₱251,237,487,552
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt (Note 21)	**₱22,457,332,501**	₱25,136,598,372
Accounts payable and accrued expenses (Note 19)	**29,362,138,235**	27,309,388,384
Derivative financial instruments (Note 7)	**381,810,416**	2,091,010,183
Income tax payable	**148,077,651**	293,005,102
Other current liabilities (Note 20)	**5,586,166,820**	4,636,811,325
Current portion of long-term debt (Note 21)	**5,267,839,915**	4,914,812,758
Cumulative redeemable preferred shares	**2,107,818,750**	2,107,818,750
	65,311,184,288	66,489,444,874
Liabilities directly associated with assets classified as held for sale	**858,534**	8,727,389
Total Current Liabilities	**65,312,042,822**	66,498,172,263

(Forward)

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 21)	**₱76,077,454,575**	₱72,024,713,333
Deferred income tax liabilities - net	**4,762,379,388**	4,990,340,268
Other noncurrent liabilities (Note 22)	**16,099,462,055**	15,062,121,294
Total Noncurrent Liabilities	**96,939,296,018**	92,077,174,895
Total Liabilities	**162,251,338,840**	158,575,347,158
Equity		
Equity attributable to equity holders of the parent:		
Paid-up capital (Note 23)	**12,856,988,094**	12,856,988,094
Retained earnings (Note 23)	**68,052,996,835**	64,646,857,852
Other reserves	**(2,373,952,680)**	(3,870,347,260)
Treasury shares (Note 23)	**(721,848,289)**	(721,848,289)
	77,814,183,960	72,911,650,397
Minority interest	**20,838,369,872**	19,750,489,997
Total Equity	**98,652,553,832**	92,662,140,394
	₱260,903,892,672	₱251,237,487,552

See accompanying Notes to Unaudited Interim Condensed Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Quarters Ended June 30		Six Months Ended June 30	
	2009	2008	2009	2008
REVENUE				
Sale of goods and services:				
Foods	**P12,417,823,657**	P10,294,905,012	**P25,686,317,043**	P21,154,054,910
Air transportation	**6,085,821,308**	5,152,690,632	**11,386,310,626**	9,388,614,136
Telecommunications	**3,479,082,235**	2,566,040,511	**6,693,502,659**	4,924,925,607
Real estate and hotels	**2,624,410,102**	2,771,653,796	**4,883,638,094**	4,979,737,295
Petrochemicals	**1,200,448,052**	2,331,892,819	**2,505,702,886**	4,348,487,708
Banking	**262,252,541**	226,045,205	**521,686,502**	490,032,795
Equity in net income of associates and joint ventures	**795,098,992**	549,732,913	**1,662,413,383**	911,620,351
	26,864,936,887	23,892,960,888	**53,339,571,193**	46,197,472,802
COST OF SALES AND SERVICES (Note 25)	**15,618,032,900**	15,515,632,750	**32,078,658,070**	29,725,104,850
GROSS INCOME	**11,246,903,987**	8,377,328,138	**21,260,913,123**	16,472,367,952
General and administrative expenses (Note 26)	**6,916,461,881**	5,146,647,553	**13,209,287,422**	10,646,319,374
Impairment losses and others (Note 27)	**451,557,029**	41,348,361	**497,405,311**	95,764,705
OTHER OPERATING EXPENSES	**7,368,018,910**	5,187,995,914	**13,706,692,733**	10,742,084,079
OPERATING INCOME	**3,878,885,077**	3,189,332,224	**7,554,220,390**	5,730,283,873
Financing costs and other charges (Note 28)	**(1,384,828,525)**	(1,255,116,953)	**(3,286,376,024)**	(2,756,505,720)
Market valuation gain (loss) on financial assets at fair value through profit or loss	**720,979,880**	(1,135,276,856)	**506,510,307**	(1,355,312,259)
Market valuation gain (loss) on derivative financial instruments	**324,936,881**	(557,765,243)	**275,688,564**	(429,322,910)
Foreign exchange loss	**(212,928,634)**	(1,855,195,981)	**(1,061,745,332)**	(2,636,929,090)
Interest income	**453,147,998**	439,039,093	**943,658,710**	1,171,991,642
Others (Note 24)	**(58,775,014)**	809,254,467	**98,367,895**	752,566,253
INCOME (LOSS) BEFORE TAX	**3,721,417,663**	(365,729,249)	**5,030,324,510**	476,771,789
PROVISION FOR INCOME TAX (Note 30)	**274,199,209**	91,501,365	**374,979,040**	366,239,784
INCOME (LOSS) AFTER INCOME TAX FROM CONTINUING OPERATIONS	**3,447,218,454**	(457,230,614)	**4,655,345,470**	110,532,005
INCOME (LOSS) AFTER INCOME TAX FROM DISCONTINUED OPERATIONS	**-**	52,372,864	**-**	78,301,217
NET INCOME FOR THE PERIOD	**P3,447,218,454**	(P404,857,750)	**P4,655,345,470**	P188,833,222

(Forward)

	Quarters Ended June 30		Six Months Ended June 30	
	2009	2008	**2009**	2008
OTHER COMPREHENSIVE INCOME				
Cumulative translation adjustments	**326,944,781**	838,586,734	**121,269,536**	836,206,656
Net unrealized gain on available-for-sale investments	**1,565,608,265**	153,985,204	**1,429,820,669**	12,551,360
Net unrealized gain from cash flow hedges (Note 7)	**437,709,143**	-	**467,394,890**	119,098,336
Net unrealized gain on available-for-sale investments of associates and joint ventures	-	-	**3,106,539**	786,719
OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	**2,330,262,189**	992,571,938	**2,021,591,634**	968,643,071
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	**P5,777,480,643**	P587,714,188	**P6,676,937,104**	P1,157,476,293
NET INCOME (LOSS) ATTRIBUTABLE TO:				
Equity holders of the Parent Company	**P2,746,067,065**	(P46,235,045)	**P3,610,054,733**	P629,614,490
Minority interest	**701,151,389**	(358,622,705)	**1,045,290,737**	(440,781,268)
	P3,447,218,454	(P404,857,750)	**P4,655,345,470**	P188,833,222
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:				
Equity holders of the Parent Company	**P4,961,641,841**	P912,980,017	**P5,106,449,313**	P1,599,716,708
Minority interest	**815,838,802**	(325,265,829)	**1,570,487,791**	(442,240,415)
	P5,777,480,643	P587,714,188	**P6,676,937,104**	P1,157,476,293
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY (Note 31)				
Basic/diluted earnings per share	**P0.40**	(P0.01)	**P0.53**	P0.09
Basic/diluted earnings per share from continuing operations	**P0.40**	(P0.01)	**P0.53**	P0.08

See accompanying Notes to Unaudited Interim Condensed Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY													
	Paid-up Capital			Retained Earnings			Other Reserves							
	Capital Stock	Additional Paid-in Capital	Total Paid-up Capital	Unrestricted Retained Earnings	Restricted Retained Earnings	Total Retained Earnings	Cumulative Translation Adjustments	Net Unrealized Gain (Loss) on Available-for-Sale Investments (Note 9)	Net Unrealized Loss on Reserves (Note 7)	Total Other Reserves	Treasury Shares (Note 26)	Total	MINORITY INTEREST	TOTAL EQUITY
Balance at January 1, 2009	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱56,646,857,852	₱8,000,000,000	₱64,646,857,852	(₱1,665,749,434)	(₱1,338,927,963)	(₱865,669,863)	(₱3,870,347,260)	(₱721,848,289)	₱72,911,650,397	₱19,750,489,997	₱92,662,140,394
Net income for the period	–	–	–	3,610,054,733	–	3,610,054,733						3,610,054,733	1,045,290,737	4,655,345,470
Other comprehensive income	–	–	–	–	–		111,859,586	917,140,104	467,394,890	1,496,394,580	–	1,496,394,580	525,197,054	2,021,591,634
Total income (loss) for the period	–	–	–	3,610,054,733	–	3,610,054,733	111,859,586	917,140,104	467,394,890	1,496,394,580	–	5,106,449,313	1,570,487,791	6,676,937,104
Cash dividends (Note 26)	–	–	–	(203,915,750)	–	(203,915,750)	–	–	–	–	–	(203,915,750)	–	(203,915,750)
Cash dividends paid to minority interest	–	–	–	–	–	–	–	–	–	–	–	–	(482,607,916)	(482,607,916)
Balance at June 30, 2009	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱60,052,996,835	₱8,000,000,000	₱68,052,996,835	(₱1,553,889,848)	(₱421,787,859)	(₱398,274,973)	(₱2,373,952,680)	(₱721,848,289)	₱77,814,183,960	₱20,838,369,872	₱98,652,553,832
Balance at January 1, 2008	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱57,546,119,210	₱8,000,000,000	₱65,546,119,210	(₱1,617,353,982)	₱710,537,158	₱–	(₱906,816,824)	(₱721,848,289)	₱76,774,442,191	₱22,613,780,982	₱99,388,223,173
Net income for the period	–	–	–	629,614,490	–	629,614,490	–	–	–	–	–	629,614,4	(440,781,268)	188,833,222
Other comprehensive inncome	–	–	–	–	–	–	837,665,803	13,338,079	119,098,336	970,102,218	–	970,102,2	(1,459,147)	968,643,071
Total income (loss) for the period	–	–	–	629,614,490	–	629,614,490	837,665,803	13,338,079	119,098,336	970,102,218	–	1,599,716,708	(442,240,415)	1,157,476,293
Changes in minority interest	–	–	–	–	–	–	–	–	–	–	–	–	(1,923,675,197)	(1,923,675,197)
Balance at June 30, 2008	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱58,175,733,700	₱8,000,000,000	₱66,175,733,700	(₱779,688,179)	₱723,875,237	₱119,098,336	₱63,285,394	(₱721,848,289)	₱78,374,158,899	₱20,247,865,370	₱98,622,024,269

See accompanying Notes to Unaudited Interim Condensed Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Six Months Ended June 30	
	2009 Unaudited	2008 Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax from continuing operations	**₱5,030,324,510**	₱476,771,789
Income before income tax from discontinued operations	–	78,301,217
Income before income tax from continuing operations	**5,030,324,510**	555,073,006
Adjustments for:		
Depreciation and amortization of		
Property, plant and equipment (Note 16)	**4,194,750,030**	3,688,503,534
Investment properties (Note 15)	**697,493,664**	622,205,157
Deferred subscriber acquisition and retention cost (Note 18)	**566,845,326**	403,633,000
Biological assets (Note 17)	**48,910,226**	63,290,887
Intangibles	**3,708,714**	5,706,521
Market valuation loss (gain) on:		
Financial assets at fair value through profit or loss (Note 8)	**(506,510,307)**	1,355,312,259
Derivative instruments (Note 7)	**(275,688,564)**	429,322,910
Interest expense (Note 28)	**3,108,549,662**	2,597,570,139
Interest income	**(943,658,710)**	(1,171,991,642)
Foreign exchange loss (gain) - net	**1,061,745,332**	2,636,929,090
Equity in net income of associates and joint ventures (Note 14)	**(1,662,413,383)**	(911,620,351)
Inventory obsolescence and market decline (Note 27)	**88,127,473**	–
Provision for impairment losses (Note 27)		
Receivables (Note 10)	**175,962,152**	95,764,705
Available-for-sale investments	**141,045,342**	–
Asset held for disposal	**92,270,344**	–
Gain arising from changes in fair value less estimated point-of-sale costs of swine stocks (Note 17)	**(13,779,327)**	(82,585,000)
Dividends on preferred shares (Note 28)	**125,592,969**	126,995,625
Dividend income (Note 24)	**(76,458,461)**	(49,041,096)
Amortization of debt issuance costs	**35,006,574**	46,319,765
Loss on disposal of investment properties (Note 15)	**9,900,593**	12,665,915
Loss (gain) on sale of:		
Financial assets at fair value through profit or loss (Note 24)	–	(3,770,267)
Property, plant and equipment	–	9,494,102
Operating income before changes in operating accounts	**11,901,724,159**	10,429,778,259
Decrease (increase) in the amounts of:		
Derivative financial instruments	**(922,306,553)**	142,875,502
Financial assets at fair value through profit or loss	**(336,472,111)**	2,416,014,870
Receivables	**(703,785,259)**	(2,165,541,112)
Inventories	**118,093,779**	(4,780,082,376)
Other current assets	**1,779,613,708**	(294,663,950)
Increase in the amounts of:		
Accounts payable and accrued expenses	**1,910,293,626**	2,206,614,634
Other current liabilities	**949,355,495**	107,346,361
Net cash generated from operations	**14,696,516,844**	8,062,342,188

(Forward)

	Six Months Ended June 30	
	2009	2008
	Unaudited	Unaudited
Interest paid	**(3,028,394,310)**	(2,739,225,985)
Interest received	**907,712,914**	1,400,357,582
Income taxes paid	**(710,370,366)**	(388,635,108)
Dividends received	**76,458,461**	49,041,096
Net cash provided by operating activities	**11,941,923,543**	6,383,879,773
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of:		
Property, plant and equipment (Note 16)	**(10,243,970,559)**	(9,700,838,385)
Investment properties (Note 15)	**(2,166,485,499)**	(541,799,420)
Biological assets (Note 17)	**(1,603,799,584)**	(1,163,767,999)
Proceeds from sale of:		
Property, plant and equipment	**84,991,259**	88,539,634
Biological assets	**1,703,865,943**	1,028,112,660
Decrease (increase) in the amounts of:		
Available-for-sale investments	**1,363,766,147**	139,692,588
Investments in associates and joint ventures (Note 14)	**(420,605,604)**	(3,474,571,740)
Held-to-maturity investments	**1,119,339**	(13,612,963)
Intangible assets	**(224,000)**	(487,334,166)
Other noncurrent assets	**(807,166,347)**	(1,084,777,152)
Dividends received on investments in associates and joint ventures	**628,938,975**	579,983,852
Net cash used in investing activities	**(11,459,569,930)**	(14,630,373,091)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of: (Note 21)		
Long-term debt	**3,309,016,493**	370,604,427
Short-term debt	**(2,679,265,871)**	5,853,495,303
Increase (decrease) in the amounts of:		
Other noncurrent liabilities	**999,843,756**	(774,853,904)
Minority interests	**–**	(918,810,149)
Cumulative translation adjustments	**121,269,536**	836,206,656
Dividends paid on preferred shares (Note 28)	**(125,592,969)**	(126,995,625)
Dividends paid to minority interest	**(482,607,916)**	(1,002,127,490)
Net cash provided by financing activities	**1,142,663,029**	4,237,519,218
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,625,016,642**	(4,008,974,100)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**7,742,096,134**	13,317,839,151
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	**₱9,367,112,776**	₱9,308,865,051

See accompanying Notes to Unaudited Interim Condensed Consolidated Financial Statements.

1. Corporate Information

JG Summit Holdings, Inc. (the Parent Company) is incorporated in the Republic of the Philippines. The registered office address of the Parent Company is 43rd Floor Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Parent Company is the holding company of the JG Summit Group (the Group). The Group has principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, banking and financial services, telecommunications, petrochemicals, air transportation and power generation.

The Group conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based. The Group also has branded food businesses in the People's Republic of China and in the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The principal activities of the Group are further described in Note 3 to the unaudited interim condensed consolidated financial statements.

The interim condensed consolidated financial statements of the Group for the six months ended June 30, 2009 were authorized for issue in accordance with the resolution of the Board of Directors on September 15, 2009.

2. Basis of Preparation and Changes in Accounting Policies

Basis of Preparation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss (FVPL), available-for-sale (AFS) investments and derivative financial instruments that have been measured at fair value, and biological assets and agricultural produce that have been measured at fair value less estimated point-of-sale costs.

The unaudited interim condensed consolidated financial statements of the Group are presented in Philippine Peso. The functional and presentation currency of the Parent Company and its subsidiaries (except for certain consolidated foreign subsidiaries) is the Philippine Peso.

Statement of Compliance
The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in compliance with Philippine Accounting Standards (PAS) 34, *Interim Financial Reporting*. Accordingly, the unaudited interim condensed consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of and for the year ended December 31, 2008.

Basis of Consolidation
The unaudited interim condensed consolidated financial statements include the financial statements of the Parent Company and the following wholly and majority owned subsidiaries:

Subsidiaries	Country of Incorporation	Effective Percentage of Ownership June 30, 2009	Effective Percentage of Ownership December 31, 2008
Food			
URC and Subsidiaries	Philippines*	**61.35**	61.35
Air Transportation			
CP Air Holdings, Inc. (CPAHI)	-do-	**100.00**	100.00
Cebu Air, Inc. (CAI)	-do-	**100.00**	100.00
Telecommunications			
Digital Telecommunications Phils., Inc. (Digitel) and Subsidiaries**	-do-	**49.81**	49.81
Real Estate and Hotels			
Robinsons Land Corporation (RLC) and Subsidiaries	-do-	**60.01**	60.01
Adia Development and Management Corporation	-do-	**100.00**	100.00
Petrochemicals			
JG Summit Petrochemical Corporation (JGSPC)	-do-	**100.00**	100.00
Banking			
Robinsons Savings Bank Corporation (RSBC)	-do-	**100.00**	100.00
Supplementary Businesses			
Westpoint Industrial Mills Corporation	-do-	**100.00**	100.00
Litton Mills, Inc. (LMI)	-do-	**100.00**	100.00
Express Holdings, Inc. (EHI) and a Subsidiary	-do-	**100.00**	100.00
Summit Forex Brokers Corporation	-do-	**100.00**	100.00
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	-do-	**100.00**	100.00
JG Summit Capital Markets Corporation	-do-	**100.00**	100.00
Summit Point Services Ltd.	-do-	**100.00**	100.00
Summit Internet Investments, Inc.	-do-	**100.00**	100.00
JG Summit (Cayman), Ltd. (JGSCL)	Cayman Island	**100.00**	100.00
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	British Virgin Islands	**100.00**	100.00
Multinational Finance Group, Ltd.	-do-	**100.00**	100.00
Telegraph Developments, Ltd.	Singapore	**100.00**	100.00
Summit Top Investments, Ltd.	British Virgin Islands	**100.00**	100.00
JG Summit Limited (JGSL)	-do-	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	Philippines	**100.00**	100.00
Hello Snack Foods Corporation	-do-	**100.00**	100.00
JG Cement Corporation	-do-	**100.00**	100.00
Savannah Industrial Corporation	-do-	**100.00**	100.00

(Forward)

Subsidiaries	Country of Incorporation	Effective Percentage of Ownership June 30, 2009	December 31, 2008
Terai Industrial Corporation	-do-	**100.00**	100.00
Unicon Insurance Brokers Corporation	-do-	**100.00**	100.00
Premiere Printing Company, Inc.	-do-	**100.00**	100.00
JG Summit Olefins Corporation	-do-	**100.00**	–

* *Certain URC subsidiaries are located in other countries, such as China, Vietnam, Thailand, Malaysia, etc.*

** *The consolidated financial statements include the accounts of entities over which the Group has the ability to govern the financial and operating policies to obtain benefits from their activities. The Group's consolidated financial statements include the accounts of Digital Telecommunications Phils., Inc, and its wholly owned subsidiaries (the Digitel Group). As disclosed above, the Digitel Group is 49.81% -owned company as of June 30, 2009 and December 31, 2008,, respectively.*

Standing Interpretations Committee (SIC) 12, *Consolidation - Special Purpose Entities*, prescribes guidance on the consolidation of special purpose entities (SPE). Under SIC 12, an SPE should be consolidated when the substance of the relationship between a certain company and the SPE indicates that the SPE is controlled by the company. Control over an entity may exist even in cases where an enterprise owns little or none of the SPE's equity, such as when an entity retains majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. In accordance with SIC 12, the Group's unaudited interim condensed consolidated financial statements include the accounts of SPEs namely: Surigao Leasing Limited (SLL), Cebu Aircraft Leasing Limited (CALL), IBON Leasing Limited (ILL) and Boracay Leasing Limited (BLL). SLL, CALL, ILL and BLL are SPE's in which the Group does not have equity interest. SLL, CALL, ILL and BLL acquired the passenger aircraft for lease to CAI under finance lease arrangement and funded the acquisitions through long-term debt.

The unaudited interim condensed consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances, including intercompany profits and unrealized profits and losses, are eliminated in the consolidation.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control. Control is achieved where the Parent Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Subsidiaries under *de facto* control are also fully consolidated. Consolidation of subsidiaries ceases when control is transferred out of the Parent Company.

Under PAS 27, *Consolidated and Separate Financial Statements*, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months.

Below are the subsidiaries with a different fiscal year from that of the Parent Company:

Subsidiaries	Fiscal Year
Food	
URC and Subsidiaries	September 30
Real Estate and Hotels	
RLC and Subsidiaries	-do-
Petrochemicals	
JGSPC	-do-
Textiles	
Westpoint Industrial Mills Corporation	-do-
LMI	-do-
Supplementary Businesses	
Cebu Pacific Manufacturing Corporation	-do-
Hello Snack Foods Corporation	-do-
JG Cement Corporation	-do-
Savannah Industrial Corporation	-do-
Unicon Insurance Brokers Corporation	-do-

Any significant transactions or events that occur between the date of the subsidiaries' financial statements and the date of the Parent Company's financial statements are adjusted in the unaudited interim condensed consolidated financial statements.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized in the unaudited interim condensed consolidated statement of income on the date of acquisition.

Minority Interests

Minority interests represent the portion of income or loss and net assets not held by the Group and are presented separately in the unaudited interim consolidated statement of income and within equity in the unaudited interim consolidated statement of financial position, separately from the Group's equity attributable to the equity holders of the Parent Company. Acquisitions of minority interests are accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

Changes in Accounting Policies Adopted in the Preparation of the Unaudited Interim Condensed Financial Statements

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2008 except for the adoption of the new and amended Standards and Interpretations as of January 1, 2009 noted below:

- Amendments to PFRS 7, *Financial Instruments - Disclosures*
  The amended Standard requires additional disclosure about fair value measurement and liquidity risk. The amendment to this Standard has no significant impact on the unaudited interim condensed financial statements of the Group except for additional disclosures presented in Notes 4 and 5 in the notes to unaudited interim condensed financial statements.

- PFRS 8, *Operating Segments*
  This Standard adopts a full management approach to identifying, measuring and disclosing the results of an entity's operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. The Group determined that the operating segments were the same as the business segments previously identified under PAS 14, *Segment Reporting*. Additional disclosures about each of these segments are shown in Note 3, including revised comparative information. Except for the additional disclosures, adoption of this Standard did not have any effect on the financial position or performance of the Group.

- Amendment to PAS 1, *Amendment on Statement of Comprehensive Income*
  In accordance with the amendment to PAS 1, the statement of changes in equity shall include only transactions with owners, while all non-owner changes will be presented in equity as a single line with details included in a separate statement. Owners are defined as the holders of instruments classified as equity.

  In addition, the amendment to PAS 1 provides for the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in the statement of income together with 'other comprehensive income'. The revisions specify what is included in other comprehensive income, such as gains and losses on AFS assets, actuarial gains and losses on defined benefit pension plans and changes in the asset revaluation reserve. Entities can choose to present all items in one statement, or to present two linked statements, a separate statement of income and a statement of comprehensive income. The Group has elected to present single statement of comprehensive income.

- Amendment to PAS 23, *Borrowing Costs*
  This Standard has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The amendment to this Standard has no significant impact on the unaudited interim condensed financial statements of the Group since the group currently capitalizes borrowing cost that are related to qualifying assets.

Improvements to PFRS
In May 2008, the International Accounting Standards Board (IASB) issued its first omnibus of amendments to certain standards, primarily with a view of removing inconsistencies and clarifying wording. Below are the separate transitional provisions for each standard which are applicable to the Group. The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Group.

PAS 1, *Presentation of Financial Statements*
- Assets and liabilities classified as held for trading are not automatically classified as current in the statement of financial position. The Group amended its accounting policy accordingly and analyzed whether management's expectation of the period of realization of financial assets and liabilities differs from classification of the instruments. This does not result on any re-classification of financials instruments between current and noncurrent classification in the statement of financial position.

PAS 16, *Property, Plant and Equipment*
- The amendment replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations* and PAS 36, *Impairment of Assets*. The Group amended its accounting policy accordingly which did not result in any changes in the financial position.

PAS 23, *Borrowing Costs*
- The definition of borrowing costs is revised to consolidate the types of items that are considered components of 'borrowing costs', i.e., components of the interest expense calculated using the effective interest method in accordance with PAS 39. The Group has amended its accounting policy accordingly which did not result in any change in its financial position.

PAS 40, *Investment Property*
- The Standard has been revised to include property that is being constructed or developed for future use as an investment property. The Group amended its accounting policy accordingly which did not result in any changes in the financial position.

The amendments to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

- PFRS 1, *First-time Adoption of PFRS – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
- PFRS 2, *Share-based Payment - Vesting Condition and Cancellations*
- PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*
- PAS 19, *Employee Benefits*
- PAS 28, *Investment in Associates*
- PAS 31, *Interest in Joint Ventures*
- PAS 36, *Impairment of Assets*
- PAS 38, *Intangible Assets*
- PAS 39, *Financial Instruments: Recognition and Measurement*
- PAS 41, *Agriculture*

- Amendments to PAS 27, *Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
- Amendment to PAS 32, *Financial Instruments: Presentation*, and PAS 1, *Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation*
- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives* and IAS 39, *Financial Instruments: Recognition and Measurement*
- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes*
- Philippine Interpretation IFRIC 16, *Hedges of a Net Investment in a Foreign Operation*

3. Segment Information

Business Segments

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Air transportation - air transport services, both domestic and international.

- Telecommunications - service provider of voice and data telecommunications services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products, value-added network provider using electronics data interchange).

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Petrochemicals - manufacturer of polyethylene (PE) and polypropylene (PP), and other industrial chemicals.

- Banking - thrift banking operations.

- Other supplementary businesses - printing services, textile, insurance brokering, foreign exchange and securities dealing.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating profit or loss in the consolidated financial statements. Group financing (including finance costs and revenue) and income taxes are managed on a group basis and are not allocated to operating segments.

The Group's business segment information follows:

For the six months ended June 30, 2009 (Unaudited)

	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Revenue													
Sale of goods and services													
External Customer	₱25,686,317,043	₱11,386,310,626	₱6,693,502,659	₱4,883,638,094	₱2,112,481,484	₱521,686,502	₱–	₱–	₱51,283,936,408	₱–	₱–	₱–	₱51,283,936,408
Intersegment Revenue	–	–	–	–	393,221,402	–	–	–	393,221,402	–	–	–	393,221,402
	25,686,317,043	11,386,310,626	6,693,502,659	4,883,638,094	2,505,702,886	521,686,502	–	–	51,677,157,810	–	–	–	51,677,157,810
Interest income	559,696,903	5,650,756	23,190,851	197,586,395	338,078	–	157,195,727	–	943,658,710	–	–	–	943,658,710
Equity in net income of associates and joint ventures	18,705,500	(6,368,445)	–	1,552,607,087	–	–	97,469,241	–	1,662,413,383	–	–	–	1,662,413,383
Market valuation gain (loss) on financial assets	279,528,757	556,019,430	(18,322,937)	–	–	–	(35,026,379)	–	782,198,871	–	–	–	782,198,871
Foreign exchange loss	(97,372,263)	(221,995,194)	(307,431,517)	–	(104,727,725)	–	(330,218,633)	–	(1,061,745,332)	–	–	–	(1,061,745,332)
Other revenue (Note 24)									98,367,895	–	–	–	98,367,895
Total Revenue	26,446,875,940	11,719,617,173	6,390,939,056	6,633,831,576	2,401,313,239	521,686,502	(110,580,044)	–	54,102,051,337	–	–	–	54,102,051,337
Cost of sales and services (Note 25)	19,736,248,748	6,573,567,018	750,060,213	2,280,757,109	2,599,587,302	138,437,680	–	–	32,078,658,070	–	–	–	32,078,658,070
General and administrative expenses (Note 26)	–	–	–	–	–	–	–	–	13,209,287,422	–	–	–	13,209,287,422
Finance cost and other charges (Note 28)	664,652,841	372,854,384	1,006,524,073	29,629,999	221,382,389	–	991,332,338	–	3,286,376,024	–	–	–	3,286,376,024
Impairment losses and others	–	–	–	–	–	–	–	–	497,405,311	–	–	–	497,405,311
Income before income tax									5,030,324,510	–	–	–	5,030,324,510
Provision for income tax									374,979,040	–	–	–	374,979,040
Net income									₱4,655,345,470	₱–	₱–	₱–	₱4,655,345,470
Net income (loss) from equity holders of the parent	₱135,549,087	₱1,987,916,255	(₱317,752,821)	₱2,521,082,331	(₱670,794,406)	₱92,661,107	(₱1,738,471,477)	₱1,599,864,657	₱3,610,054,733	₱–	₱–	₱–	₱3,610,054,733
Other Information													
Segment assets	₱59,311,534,290	₱34,981,924,962	₱79,324,556,992	₱41,541,013,222	₱5,265,893,423	₱12,460,256,635	₱147,599,096,575	(₱119,580,383,427)	₱260,903,892,672	₱–	₱–	₱–	₱260,903,892,672
Investments in associates (Note 14)	₱81,762,231	₱402,678,557	₱–	₱24,972,385,408	₱–	₱–	₱1,142,968,019	₱–	₱26,599,794,215	₱–	₱–	₱–	₱26,599,794,215
Segment liabilities	₱27,102,580,125	₱31,508,898,054	₱78,873,241,347	₱16,938,671,190	₱7,334,582,494	₱10,580,907,379	₱78,994,379,898	(₱89,081,921,647)	₱162,251,338,840	₱–	₱–	₱–	₱162,251,338,840
Capital expenditures (Note 16)	₱2,449,641,422	₱2,808,473,978	₱4,782,742,000	₱2,309,257,034	₱50,259,012	₱8,518,663	₱1,563,949	₱–	₱12,410,456,058	₱–	₱–	₱–	₱12,410,456,058
Depreciation and amortization (Notes 16, 25, and 26)	₱1,508,067,634	₱942,717,122	₱2,137,164,325	₱814,128,906	₱62,395,406	₱30,140,677	₱15,710,072	₱–	₱5,510,324,142	₱–	₱–	₱–	₱5,510,324,142

(Forward)

	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Non-cash expenses other than depreciation and amortization:													
Impairment losses on:													
Receivables (Note 10)	₱82,172,909	₱–	₱91,456,049	₱–	₱–	₱1,902,423	₱430,771	₱–	₱175,962,152	₱–	₱–	₱–	₱175,962,152
AFS investments	141,045,342	–	–	–	–	–	–	–	141,045,342	–	–	–	141,045,342
Other assets	92,270,344	–	–	–	–	–	–	–	92,270,344	–	–	–	92,270,344
Inventory obsolescence and market decline	–	–	–	–	88,127,473	–	–	–	88,127,473	–	–	–	88,127,473
	₱315,488,595	₱–	₱91,456,049	₱–	₱88,127,473	₱1,902,423	₱430,771	₱–	₱497,405,311	₱–	₱–	₱–	₱497,405,311

For the six months ended June 30, 2008 (Unaudited)

	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Revenue													
Sale of goods and services													
External Customer	₱21,154,054,910	₱9,388,614,136	₱4,924,925,607	₱4,979,737,295	₱3,854,546,376	₱490,032,795	₱–	₱–	₱44,791,911,119	₱–	₱–	₱–	₱44,791,911,119
Intersegment Revenue	–	–	–	–	493,941,332	–	–	–	493,941,332	–	–	–	493,941,332
	21,154,054,910	9,388,614,136	4,924,925,607	4,979,737,295	4,348,487,708	490,032,795	–	–	45,285,852,451	–	–	–	45,285,852,451
Interest income	592,968,955	4,664,578	13,148,013	257,683,269	671,493	–	302,855,334	–	1,171,991,642	40,598	192,483	233,081	1,172,224,723
Equity in net income of associates and joint ventures	20,516,500	10,487,955	–	811,197,726	–	–	69,418,170	–	911,620,351	–	–	–	911,620,351
Market valuation gain (loss) on financial assets	(1,281,784,820)	77,113,477	(126,897,871)	–	–	–	(453,065,955)	–	(1,784,635,169)	–	–	–	(1,784,635,169)
Foreign exchange gain (loss)	(270,925,424)	(958,721,483)	(1,494,214,672)	–	37,000,575	–	49,931,914	–	(2,636,929,090)	–	–	–	(2,636,929,090)
Other revenue (Note 24)									752,566,253	114,712,472	–	114,712,472	867,278,725
Total Revenue	20,214,830,121	8,522,158,663	3,316,961,077	6,048,618,290	4,386,159,776	490,032,795	(30,860,537)	–	43,700,466,438	114,753,070	192,483	114,945,553	43,815,411,991
Cost of sales and services (Note 25)	15,989,411,795	6,444,297,350	513,227,888	2,505,462,781	4,138,090,266	134,614,770	–	–	29,725,104,850	–	–	–	29,725,104,850
General and administrative expenses (Note 26)									10,646,319,374	36,625,067	–	36,625,067	10,682,944,441
Finance cost and other charges (Note 28)	687,244,433	391,789,531	1,132,683,273	26,219,264	156,999,222	–	361,569,997	–	2,756,505,720	19,269	–	19,269	2,756,524,989
Impairment losses and others	–	–	–	–	–	–	–	–	95,764,705	–	–	–	95,764,705
Income before income tax									476,771,789	78,108,734	192,483	78,301,217	555,073,006
Provision for income tax									366,239,784	–	–	–	366,239,784
Net income									₱110,532,005	₱78,108,734	₱192,483	₱78,301,217	₱188,833,222
Net income (loss) from equity holders of the parent	₱299,337,723	(₱15,657,559)	(₱1,017,002,050)	₱1,682,696,880	(₱100,136,086)	₱104,283,040	(₱273,917,217)	(₱128,291,458)	₱551,313,273	₱78,108,734	₱192,483	₱78,301,217	₱629,614,490

(Forward)

	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Other Information													
Segment assets	₱57,799,895,000	₱27,274,309,081	₱67,878,493,062	₱37,198,607,370	₱6,603,746,255	₱11,763,581,851	₱146,672,664,780	(₱117,001,656,752)	₱238,189,640,647	₱501,933,127	₱5,677,437	₱507,610,564	₱238,697,251,211
Investments in associates (Note 14)	₱110,389,075	₱101,467,451	₱–	₱21,753,287,776	₱–	₱–	₱974,627,250	₱–	₱22,939,771,552	₱–	₱–	₱–	₱22,939,771,552
Segment liabilities	₱22,866,984,000	₱22,544,965,351	₱66,853,069,975	₱14,450,146,650	₱7,427,974,160	₱10,124,285,617	₱78,388,760,096	(₱82,610,959,337)	₱140,045,226,512	₱29,574,229	₱426,201	₱30,000,430	₱140,075,226,942
Capital expenditures (Note 16)	₱2,234,133,000	₱2,440,740,560	₱4,404,101,000	₱1,093,447,226	₱52,181,772	₱16,960,524	₱1,073,723	₱–	₱10,242,637,805	₱–	₱–	₱–	₱10,242,637,805
Depreciation and amortization (Notes 16, 25, and 26)	₱1,281,396,977	₱722,113,729	₱1,949,123,155	₱730,938,785	₱55,037,563	₱27,879,670	₱11,379,502	₱–	₱4,777,869,381	₱5,469,718	₱–	₱5,469,718	₱4,783,339,099
Non-cash expenses other than depreciation and amortization: Impairment losses on: Receivables (Note 10)	₱–	₱–	₱93,336,754	₱–	₱–	₱2,427,951	₱–	₱–	₱95,764,705	₱–	₱–	₱–	₱95,764,705

Geographic Information
The Group operates in the Philippines, Thailand, Malaysia, Indonesia, China, Hong Kong, Singapore and Vietnam.

The following table shows the distribution of the Group's consolidated revenues to external customers by geographical market, regardless of where the goods were produced, for the period ended June 30, 2009 and 2008:

	June 30 (Unaudited)	
		2008
Domestic	**₱38,634,066,749**	₱32,755,317,081
Foreign	**14,705,504,444**	13,442,155,721
	₱53,339,571,193	₱46,197,472,802

The Group has no significant customer which contributes 10% or more of the consolidated revenues of the Group.

The table below shows the Group's carrying amounts of non-current assets per geographic location excluding non-current financial asset, deferred tax assets and post-employment benefit assets:

	June 30, 2009 (Unaı	December 31, 2008 (Audited)
Domestic	**₱158,029,756,787**	₱151,249,228,337
Foreign	**32,860,945,856**	30,669,750,639
	₱190,890,702,643	₱181,918,978,976

4. Fair Value of Financial Instruments

The following table shows financial instruments recognized at fair value, analyzed between those whose fair value is based on:

- Quoted prices in active markets for identical assets or liabilities (level 1);
- Those involving inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2); and
- Those with inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

	June 30, 2009 (Unaudited)		
	Level 1	Level 2	Total
Financial Assets			
Financial assets at FVPL:			
Held-for-trading:			
Debt securities:			
Private	₱4,380,321,608	₱–	₱4,380,321,608
Government	977,629,314	–	977,629,314
	5,357,950,922	–	5,357,950,922
Equity securities:			
Quoted	1,435,517,656	–	1,435,517,656
Derivative financial instruments:			
Not designated as accounting hedges	–	1,094,354,899	1,094,354,899
AFS investments:			
Debt securities:			
Private	4,341,989,013	184,765,976	4,526,754,989
Government	2,268,074,598	1,409,215,737	3,677,290,335
	6,610,063,611	1,593,981,713	8,204,045,324
Equity securities:			
Quoted	372,868,045	–	372,868,045
	₱13,776,400,234	₱2,688,336,612	₱16,464,736,846
Financial Liabilities			
Financial liabilities at FVPL			
Derivative financial instruments:			
Not designated as accounting hedges	₱–	₱381,810,416	₱381,810,416
Designated as accounting hedges	–	596,402,744	596,402,744
	₱–	₱978,213,160	₱978,213,160

As of June 30, 2009, the Group has no financial instruments valued based on level 3.

5. **Financial Risk Management Objectives and Policies**

Liquidity Risk

Liquidity risk is the risk of not being able to meet funding obligations such as the repayment of liabilities or payment of asset purchases as they fall due. The Group's liquidity management involves maintaining funding capacity to finance capital expenditures and service maturing debts, and to accommodate any fluctuations in asset and liability levels due to changes in the Group's business operations or unanticipated events created by customer behavior or capital market conditions. The Group maintains a level of cash and cash equivalents deemed sufficient to finance its operations. As part of its liquidity risk management, the Group regularly evaluates its projected and actual cash flows. It also continuously assesses conditions in the financial markets for opportunities to pursue fund-raising activities. Fund-raising activities may include obtaining bank loans and capital market issues both onshore and offshore.

The tables below summarize the maturity profile of the Group's financial liabilities based on undiscounted contractual payments as of June 30, 2009 (Unaudited):

	June 30, 2009 (Unaudited)					
	On Demand	**1 to 3 Months**	**3 to 12 Months**	**1 to 5 Years**	**More Than 5 Years**	**Total**
Financial Liabilities						
Accounts payable and accrued expenses (including noncurrent portion booked under Other Noncurrent Liabilities in the consolidated balance sheet but excluding Due to Related Parties)	**₱5,107,215,212**	**₱8,001,085,761**	**₱6,498,268,450**	**₱1,440,674,656**	**₱315,907,361**	**₱21,363,151,440**
Due to related parties (included under Accounts Payable and Accrued Expense and Other Noncurrent Liabilities in the consolidated statement of financial positions)	**398,599,348**	**541,844,846**	**2,696,565**	**1,504,260,574**	**–**	**2,447,401,333**
Short-term debt	**–**	**17,520,998,548**	**5,385,296,519**	**–**	**–**	**22,906,295,067**
Derivative financial instruments (including noncurrent portion booked under Other Noncurrent Liabilities in the consolidated statement of financial position)	**20,005,624**	**–**	**456,862,438**	**592,985,087**	**–**	**1,069,853,149**
Deposits from real estate buyers and lessees (included under Other Current and Noncurrent Liabilities in the consolidated statement of financial position)	**9,198,636,166**	**727,778,860**	**464,929,362**	**2,701,158,558**	**3,468,195**	**13,095,971,141**

(Forward)

	June 30, 2009 (Unaudited)					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Financial Liabilities						
Long-term debt (including current portion)	–	3,180,592,589	5,475,703,980	84,323,730,798	10,148,613,150	103,128,640,517
Cumulative redeemable preferred shares	–	2,107,818,750	–	–	–	2,107,818,750
Liabilities directly associated with assets held for sale	858,534	–	–	–	–	858,534
	₱14,725,314,884	₱32,080,119,354	₱18,283,757,314	₱90,562,809,673	₱10,467,988,706	₱166,119,989,931

The Group's available credit line which can be used in its future operating activities amounted to ₱37.27 billion with various bank.

Other aspects of the Group's financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2008.

6. Cash and Cash Equivalents

This account consists of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Cash on hand	₱1,918,256,409	₱630,215,822
Cash in banks	2,501,791,995	2,407,348,269
Cash equivalents	4,947,064,372	4,704,532,043
	₱9,367,112,776	₱7,742,096,134

Cash in banks earns interest at the respective bank deposit rates. Cash equivalents, which represent money market placements, are made for varying periods depending on the immediate cash requirements of the Group, and earn interest ranging from 0.08% to 5.4% for the six months ended June 30, 2009, from 3.2% to 5.4% in 2008 and from 1.8% to 5.6% for the six months ended June 30, 2008.

Cash and cash equivalents of RSBC, a wholly owned subsidiary of JGSCSC, amounted to ₱2.0 billion, and ₱1.8 billion as of June 30, 2009 and December 31, 2008, respectively.

7. Derivative Financial Instruments

The tables below show the fair value of the Group's outstanding derivative financial instruments, reported as assets or liabilities, together with their notional amounts as of June 30, 2009 and December 31, 2008. The notional amount is the basis upon which changes in the value of derivatives are measured.

June 30, 2009 (Unaudited)

	Notional Amounts				
	US Dollar	Euro	Philippine Peso Equivalent	Derivative Assets	Derivative Liabilities
			(Amounts in Millions)		
Derivatives Not Designated as Accounting Hedges					
Freestanding:					
Foreign currency forwards	US$101.5	€–	₱4,980.0	₱95.2	₱20.4
Cross currency swaps	38.1	–	1,810.5	332.7	–
Currency options	–	15.9	–	–	17.3
Commodity options (a)	–	–	–	120.6	344.1
Embedded	–	–	–	–	–
Embedded forwards	346.9	–	–	545.9	–
				1,094.4	381.8
Derivatives Designated as Accounting Hedges					
Freestanding:					
Interest rate swaps	300.0	–	–	–	593.0
Cross currency swaps	38.1	–	1,810.5	–	3.4
				–	596.4
				₱1,094.4	₱978.2
Presented in the consolidated statement of financial position as:					
Current				₱1,094.4	₱381.8
Noncurrent (Note 22)				–	596.4
				₱1,094.4	₱978.2

(a) *Nominal quantity amounts to 960,000 US barrels as of June 30, 2009*

December 31, 2008 (Audited)

	Notional Amounts US Dollar	Euro	Philippine Peso Equivalent	Derivative Assets	Derivative Liabilities
	(Amounts in Millions)				
Derivatives Not Designated as Accounting Hedges					
Freestanding:					
Foreign currency forwards	US$151.5	€–	₱7,200.0	₱218.3	₱124.0
Cross currency swaps	38.1	–	1,810.5	393.4	–
Currency options	50.6	0.8–	2,454.2	9.9	21.0
Commodity options (b)	–	–	–	–	1,946.0
Embedded					
Embedded forwards	313.8	–	14,911.8	516.6	–
				1,138.2	2,091.0
Derivatives Designated as Accounting Hedges					
Freestanding:					
Interest rate swaps	US$300.0	€–	₱9,504.0	₱–	₱862.3
Cross currency swaps	38.1	–	1,810.5	–	3.4
				–	865.7
				₱1,138.2	₱2,956.7
Presented in the consolidated statement of financial position as:					
Current				₱1,138.2	₱2,091.0
Noncurrent (Note 22)				–	865.7
				₱1,138.2	₱2,956.7

(b) *Nominal quantity amounts to 840,000 US barrels as of December 31, 2008*

Updates on derivatives not designated as accounting hedges

The Group's derivatives not designated as accounting hedges include transactions to take positions with the expectation of generating profit from favorable movements in prices and rates on indices. Also, included under this heading are any derivatives which do not meet PAS 39 hedging requirements.

- Foreign currency forwards

  The Group entered into short-term nondeliverable foreign currency forward contracts. The Group's short-term forwards have varying tenors ranging from one to three months and have a total notional amount of US$101.5 million. As of June 30, 2009, the short-term foreign currency forward contracts have weighted average rates of ₱48.15:US$1.00 and ₱47.89:US$1.00 for forward USD bought and forward USD sold contracts, respectively.

- Cross currency swaps
  The outstanding cross currency swap transactions of the Parent Company were collateralized by investment in equity securities booked under AFS investments with a total carrying value of US$5.2 million (₱252.2 million) as of June 30, 2009 (Note 9).

- Commodity options
  In 2009, three-way fuel option contracts of the Group with nominal amount of 540 thousand US barrels have been settled during the six month period which resulted to the decrease in the derivative liability.

  The Group is required by its counterparties to confer credit support (collaterals) related to the commodity price risk in anticipation for risk exposures. As of June 30, 2009, the collaterals (included under Other Current Assets in the consolidated statement of financial position) amounted to ₱111.1 million (Note 12).

Updates on derivatives designated as accounting hedges
As part of its asset and liability management, the Group used derivatives, particularly currency swaps and interest rate swaps as cash flow hedges in order to reduce its exposure to market risks that is achieved by hedging portfolios of floating rate financial instruments.

Hedge accounting varies according to the nature of the item hedged and compliance with the hedge criteria. Hedges entered into by the Group which provide economic hedges but do not meet the hedge accounting criteria are included under derivatives not designated as accounting hedges.

<u>Hedge Effectiveness Results</u>
As of June 30, 2009 and December 31, 2008, the net effective fair value changes on the Group's cash flow hedges that were deferred in equity under Net Unrealized Gain (Loss) on Reserves amounted to ₱392.3 million and ₱865.7 million, respectively. In June 30, 2009, the Group recognized a loss amounting to ₱196.9 million recorded under 'Market Valuation Gain (Loss) in Derivative Financial Instruments' in the unaudited interim condensed statement of comprehensive income which pertain to the ineffectiveness from a certain cash flow hedge.

The distinction of the results of hedge accounting into "Effective" or "Ineffective" represent designations based on PAS 39 and are not necessarily reflective of the economic effectiveness of the instruments.

Net Unrealized Loss on Cash Flow Hedge

Movements in net unrealized loss on cash flow hedge consist of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Beginning balance	**(₱865,669,863)**	₱–
Net change shown in other comprehensive income:		
Changes in fair value of derivative liabilities	**280,335,543**	(899,284,256)
Realized loss resulting from ineffectiveness of a certain cash flow hedge taken to profit or loss	**196,853,434**	–
Changes in fair value of available-for-sale investments taken to profit or loss	**–**	33,614,393
Cumulative translation adjustment	**(9,794,087)**	–
	467,394,890	(865,669,863)
	(₱398,274,973)	(₱865,669,863)

Fair value changes on derivatives

The net movements in fair value of the Group's derivative financial instruments follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Balance at beginning of year:		
Derivative assets	**₱1,138,164,659**	₱3,303,006,306
Derivative liabilities	**(2,956,680,046)**	(978,161,144)
	(1,818,515,387)	2,324,845,162
Net changes in fair value of derivatives	**673,293,640**	(3,474,278,826)
Net changes in fair value of derivatives taken to equity		(899,284,256)
Fair value of settled instruments	**1,261,363,486**	230,202,533
	1,934,657,126	(4,143,360,549)
Balance at end of year:		
Derivative assets	**1,094,354,899**	1,138,164,659
Derivative liabilities	**(978,213,160)**	(2,956,680,046)
	₱116,141,739	(₱1,818,515,387)

8. Financial Assets at Fair Value through Profit or Loss

These investments that are held for trading consist of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Debt securities		
Private	**₱4,463,441,836**	₱3,774,797,039
Government	**977,629,314**	856,664,493
	5,441,071,150	4,631,461,532
Equity securities		
Quoted	**1,435,517,656**	1,402,144,918
Unquoted	**4,967**	4,905
	1,435,522,623	1,402,149,823
	₱6,876,593,773	₱6,033,611,355

The above investments consist of quoted debt and equity securities issued by certain domestic and foreign entities. Net market valuation gain on financial assets at FVPL amounted to ₱506.5 million for the period June 30, 2009. Net market valuation loss on financial assets at FVPL amounted to ₱1.4 billion for the period ended June 30, 2008.

Reclassification of Financial Assets at FVPL
Following the amendments to PAS 39 and PFRS 7, URC reclassified certain trading assets from the Financial Assets at FVPL category to the AFS Investments category in the consolidated statement of financial position. The recent global credit crunch had prompted the amendments to be issued by the IASB, and the adoption of these amendments permitted the Group to revisit the existing classification of their financial assets. The Group identified assets, eligible under the amendments, for which at July 1, 2008, it had a clear change of intent to hold for the foreseeable future rather than to exit or trade in the short term. The disclosures below detail the impact of the reclassifications in the Group's financial statements.

The following table shows carrying values of the reclassified assets:

	September 30,2007*	July 1, 2008	September 30, 2008*
Debt securities:			
Private	₱5,416,514,163	₱4,885,178,163	₱4,080,459,883
Government	2,482,946,123	2,337,022,421	2,224,382,820
	₱7,899,460,286	₱7,222,200,584	₱6,304,842,703

**URC and Subsidiaries' financial year-end*

As of reclassification date, effective interest rates on reclassified trading assets ranged from 6.06% to 18.94%, with expected recoverable cash flows of ₱12.5 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

Prior to reclassification, reduction in the fair values of the Group's financial assets at FVPL at July 1, 2008 amounted to ₱1.3 billion, which is included under Market Valuation Gain (Loss) on Financial Assets at FVPL in the 2008 consolidated statement of income.

Had the reclassification not been made, the Group's consolidated statement of income in 2009 would have included an additional market valuation loss on financial assets at FVPL amounting to ₱382.7 million and a market valuation gain on FVPL amounting to ₱662.8 million, respectively, on the reclassified trading assets.

After reclassification, the reclassified financial assets contributed the following amounts to income before income tax of the consolidated financial statements for the period ended June 30, 2009, March 31, 2009 and December 31, 2008:

	June 30, 2009	March 31, 2009	December 31, 2008
Increase in interest income	**₱8,817,619**	₱21,285,543	₱18,569,356
Provision for impairment losses	**141,045,342**	(141,045,342)	(11,674,554)
Foreign exchange gains (losses)	**(21,749,945)**	(75,006,263)	29,826,994

The reclassification was compliant with the criteria and rules set forth in SEC Memorandum Circular No. 10, Series of 2008, on Amendments to PAS 39 and PFRS 7.

In compliance with PAS 27, the Group recognized in 2008 the decline in fair value of its financial assets at FVPL and AFS investments amounting to ₱796.9 million and ₱1.0 billion, respectively. These amounts represent the change in fair value of URC's financial assets at FVPL and AFS investments from September 30, 2008 to December 31, 2008 of a subsidiary with financial year different from the Parent Company.

In June 30, 2009, the Group recognized the recovery in fair value of its financial assets at FVPL and AFS investments amounting to ₱ 594.8 million and ₱ 557.3 million, respectively. These amounts represent the change in fair value of URC's financial assets at FVPL and AFS investments from March 31, 2009 to June 30, 2009 of a subsidiary with financial year different from the Parent Company.

9. Available-for-Sale Investments

This account consists of investments in:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Debt securities		
Private	**₱4,526,754,989**	₱3,212,244,939
Government	**3,677,290,335**	5,282,748,998
	8,204,045,324	8,494,993,937
Equity securities		
Quoted	**372,868,045**	151,177,548
Unquoted	**16,597,171**	19,223,336
	389,465,216	170,400,884
	₱8,593,510,540	₱8,665,394,821

Unquoted equity securities are carried at cost due to the unpredictable nature of future cash flows and the lack of suitable methods of arriving at a reliable fair value.

For the periods ending June 30, 2009 and December 31, 2008, the Group recognized permanent decline on its AFS investments under private debt securities amounting to ₱ 141.01 million and ₱11.7 million (Note 27).

In 2008, the Group reclassified certain debt securities classified as AFS investments to HTM investments (Note 13).

Movements in net unrealized gains (losses) on AFS investments follow:

	June 30, 2009	December 31, 2008
Balance at beginning of year	**(₱1,338,927,963)**	₱710,537,158
Unrealized gain (loss) recognized in equity	**695,002,578**	(1,949,695,133)
Amounts realized in the statement of income	–	(99,769,988)
Balance at end of period	**(₱643,925,385)**	(₱1,338,927,963)

Certain investments in equity securities were collateralized as support to the Parent Company's cross currency swap transactions (Note 7).

10. Receivables

This account consists of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Trade receivables	**₱13,099,010,744**	₱14,329,504,672
Finance receivables	**7,690,041,539**	6,968,913,078
Due from related parties (Note 32)	**3,247,611,441**	3,248,747,625
Interest receivable	**442,234,021**	406,288,225
Other receivables	**2,324,852,461**	1,907,290,961
	26,803,750,206	26,860,744,561
Less allowance for impairment loss	**3,493,525,560**	4,215,091,502
	₱23,310,224,646	₱22,645,653,059

Total receivables shown in the statement of financial position follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Current portion	**₱22,144,365,709**	₱21,580,596,806
Noncurrent portion (Note 18)	**1,165,858,937**	1,065,056,253
	₱23,310,224,646	₱22,645,653,059

Allowance for Impairment Losses on Receivables

Changes in the allowance for impairment losses on receivables follow:

	June 30, 2009					
	Individual Assessment			Collective Assessment		
	Trade Receivables	Due from Related Parties	Other Receivables	Trade Receivables	Finance Receivables	Total
Balance at beginning of period	₱375,848,979	₱1,171,060,007	₱14,982,673	₱2,500,180,509	₱153,019,334	₱4,215,091,502
Provision for impairment losses (Note 27)	82,603,680	–		91,456,049	1,902,423	175,962,152
Accounts written-off	–	–	–	(897,528,094)	–	(897,528,094)
Balance at end of period	₱458,452,659	₱1,171,060,007	₱14,982,673	₱1,692,206,041	₱154,921,757	₱3,493,525,560

	December 31, 2008					
	Individual Assessment			Collective Assessment		
	Trade Receivables	Due from Related Parties	Other Receivables	Trade Receivables	Finance Receivables	Total
Balance at beginning of year	₱319,022,075	₱1,171,060,007	₱13,151,673	₱2,726,281,488	₱160,487,283	₱4,390,002,526
Provision for impairment losses	144,221,420	–	1,831,000	233,893,329	16,333,309	396,279,058
Accounts written-off	(87,394,516)	–	–	(459,994,308)	(23,801,258)	(571,190,082)
Balance at end of period	₱375,848,979	₱1,171,060,007	₱14,982,673	₱2,500,180,509	₱153,019,334	₱4,215,091,502

11. Inventories

This account consists of inventories held:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
At cost:		
Raw materials	₱3,055,442,554	₱3,065,733,884
Finished goods	2,405,269,622	2,848,869,900
	5,460,712,176	5,914,603,784
At NRV:		
Spare parts, packaging materials and other supplies	3,207,257,118	2,803,203,635
Work-in-process	193,181,049	165,527,779
Subdivision land and condominium and residential units for sale	1,728,761,479	1,683,394,162
By-products	16,541,558	57,963,286
	5,145,741,204	4,710,088,862
Materials in-transit	1,038,622,283	1,226,604,269
	₱11,645,075,663	₱11,851,296,915

Under the terms of agreements covering liabilities under trust receipts amounting to ₱4.6 billion, and ₱6.6 billion as of June 30, 2009 and December 31, 2008, respectively, certain inventories have been released to the Group in trust for the banks. The Group is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

Inventory variances written-down as expense (included under Impairment Losses and Others in the unaudied interim consolidated statement of income) amounted to ₱88.1 million in June 30, 2009 (Note 27).

12. Other Current Assets

This account consists of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited) (As restated - Note 35)
Input value-added tax (VAT) - net	**₱4,906,799,437**	₱4,836,750,750
Prepaid expenses	**904,537,565**	732,816,912
Advances to suppliers	**779,972,471**	896,134,058
Refundable deposits	**111,084,401**	1,870,482,597
Restricted cash in banks	**24,066,000**	151,676,286
Sinking fund for preferred shares	**10,672,500**	10,672,500
Pre-delivery payments	**–**	19,007,976
Others	**107,797,187**	107,002,190
	₱6,844,929,561	₱8,624,543,269

Refundable deposits principally pertain to credit support (collaterals) required by the Group's counterparty in fuel derivatives related to the commodity price risk in anticipation of the risk exposures. In 2009, significant portion of credit support was returned by the Group's counterparty due to settlement of fuel derivatives.

Restricted cash pertains to cash in bank being held as collateral by the counterparty in relation to the Group's existing derivative transactions. These amounts are not immediately available for use in the Group's operations. The amount of cash to be reserved is determined based on the fair value of the derivative on the date of valuation.

13. Held-to-Maturity Investments

This account consists of investments in:

	June 30, 2009 (Unaudited)	December 31,2008 (Audited)
Treasury notes	**₱ 395,521,912**	₱391,566,856
Government securities	**116,128,497**	121,202,892
	₱511,650,409	₱512,769,748

The Group's HTM investments are carried net of accumulated unearned premium amounting to and ₱85.3 million as of December 31, 2008, respectively. The aggregate market value of HTM investments amounted to ₱468.6 million as of December 31, 2008, respectively.

Reclassification from AFS investments to HTM investments
On September 10, 2008, RSBC reclassified certain government bonds amounting to ₱269.1 million from AFS investments to HTM investments. RSBC has established that it has the positive intention and ability to hold these investments to maturity.

As of December 31, 2008, details of the reclassified government bonds follow:

Face Value	Original Cost	Carrying Value	Fair Value	Net Unrealized Loss	Amortization of Premium
₱213,840,000	₱274,000,320	₱269,147,682	₱241,876,800	₱2,428,428	₱87,036

Had these securities not been reclassified, the Group would have recognized in equity additional mark-to-market losses amounting to ₱27.6 million in December 31, 2008.

Effective interest rates on the reclassified securities range from 5.2% to 6.7%.

The range of nominal annual interest rates of HTM investments in:

	June 30, 2009 (Unaudited)	December 31,2008 (Audited)
US Dollar	**8.3% to 10.6%**	8.3% to 10.6%
Philippine Peso	**5.4% to 10.4%**	5.2% to 7.0%

14. Investments in Associates and Joint Ventures

This account consists of:

	June 30, 2009 (Unaudited)	December 31,2008 (Audited)
Acquisition cost:		
Balances at January 1	**₱19,135,310,256**	₱17,094,632,821
Additional investments	**193,937,915**	1,782,946,138
Reclassification	**(98,140,328)**	257,731,297
Balances at end of the period	**19,231,107,843**	19,135,310,256
Accumulated equity in net earnings:		
Balances at January 1	**6,507,144,923**	4,862,668,333
Equity in net earnings	**1,662,413,383**	2,389,830,800
Accumulated equity in net losses of disposed investment	**97,767,199**	–
Cash dividends received	**(628,938,975)**	(745,354,210)
Balances at end of the period	**7,638,386,530**	6,507,144,923
Cumulative translation adjustment	**(20,245,652)**	(247,286,470)
	26,849,248,721	25,395,168,709
Less allowance for impairment losses	**249,454,506**	249,454,506
	₱26,599,794,215	₱25,145,714,203

United Industrial Corporation Limited (UICL)
Financial information of UICL follows (amounts in millions):

	June 30, 2009 (Unaudited)	December 31,2008 (Audited)
Total assets	**₱214,076**	₱190,590
Total liabilities	**68,383**	37,540
Net assets	**145,693**	153,050
Revenue	**15,037**	12,292
Net income	**4,394**	5,648

UICL follows the revaluation method of valuing property, plant and equipment. Since the Group's accounting policy for the valuation of property, plant and equipment is the cost basis, the financial information above of UICL represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

On April 15, 2009, the Group sold its investment in BayanTrade Dotcom, Inc. for ₱1.0 per share to a third party. The Group recognized gain on sale of investment amounting to ₱8.7 million recorded under 'Other income' account in the unaudited interim condensed consolidated statement of comprehensive income.

15. Investment Properties

Movements in Investment Properties account as of June 30, 2009 (Unaudited) follow:

	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Construction in Progress	Total
Cost					
Balance at beginning of the period	₱12,419,036,302	₱23,294,700,371	₱254,274,144	₱–	₱35,968,010,817
Additions	1,743,370	773,961,952	–	1,390,780,177	2,166,485,499
Retirements/disposals	(9,900,593)	–	–	–	(9,900,593)
Transfers/other adjustments	(24,331,411)	(14,194,768)	–	1,949,661,392	1,911,135,213
Balance at end of the period	12,386,547,668	24,054,467,555	254,274,144	3,340,441,569	40,035,730,936
Accumulated Depreciation and Amortization					
Balances at beginning of period	41,092,269	8,043,554,759	194,034,512	–	8,278,681,540
Depreciation and amortization	2,174,172	685,571,081	9,748,411	–	697,493,664
Balance at end of the period	43,266,441	8,729,125,840	203,782,923	–	8,976,175,204
Net Book Value at End of the Period	₱12,343,281,227	₱15,325,341,715	₱50,491,221	₱3,340,441,569	₱31,059,555,732

Movements in Investment Properties account as of December 31, 2008 (Audited) follow:

	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Total
Cost				
Balance at beginning of the year	₱10,831,283,607	₱19,912,343,661	₱254,274,144	₱30,997,901,412
Additions	2,501,811,623	218,459,412	–	2,720,271,035
Retirements/disposals	(46,652,923)	–	–	(46,652,923)
Transfers/other adjustments	(867,406,005)	3,163,897,298	–	2,296,491,293
Balance at end of the year	12,419,036,302	23,294,700,371	254,274,144	35,968,010,817
Accumulated Depreciation and Amortization				
Balance at beginning of the year	40,994,348	6,736,593,273	174,537,691	6,952,125,312
Depreciation and amortization	4,880,398	1,306,961,486	19,496,821	1,331,338,705
Transfers/other adjustments	(4,782,477)	–	–	(4,782,477)
Balance at end of the year	41,092,269	8,043,554,759	194,034,512	8,278,681,540
Net Book Value at End of the Year	₱12,377,944,033	₱15,251,145,612	₱60,239,632	₱27,689,329,277

Investment properties consisted mainly of land held for appreciation, shopping malls and commercial centers and office buildings that are held to earn rentals. Most of the Group's properties are in prime locations across the Philippines.

Rent Income from Investment Properties

Consolidated rent income from investment properties included under Real Estate and Hotels Revenue in the unaudited interim condensed consolidated statement of income amounted to ₱2.8 billion and ₱2.4 billion for the six-month periods ended June 30, 2009 and 2008, respectively. Direct operating expenses pertaining to rental operations (included under Cost of Sales and Services account in the unaudited interim consolidated statement of income) amounted to ₱73.7 million and ₱73.2 million in for the six months period ended June 30, 2009 and June 30, 2008, respectively.

Depreciation and Amortization

The breakdown of consolidated depreciation and amortization on investment properties follows:

	June 30, 2009	June 30, 2008
Depreciation and amortization expense included under:		
Cost of sales and services (Note 25)	**₱695,321,136**	₱620,031,387
General and administrative expenses (Note 26)	**2,172,528**	2,173,770
	₱697,493,664	₱622,205,157

16. Property, Plant and Equipment

Movements in the Property, Plant and Equipment account as of June 30, 2009 (Unaudited) follow:

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Telecommunications Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance at beginning of the period	₱4,293,690,981	₱16,851,097,517	₱39,966,043,425	₱43,157,960,583	₱758,846,103	₱105,027,638,609
Additions	93,850,036	194,355,806	1,855,052,207	12,446,900	–	2,155,704,949
Transfers, disposals and other adjustments	(1,365,989)	13,362,862	(295,689,429)	–	–	(283,692,556)
Balance at end of the period	4,386,175,028	17,058,816,185	41,525,406,203	43,170,407,483	758,846,103	106,899,651,002
Accumulated Depreciation, Amortization and Impairment						
Balance at beginning of the period	825,955,398	7,454,038,091	22,948,354,459	24,526,391,288	149,766,575	55,904,505,811
Depreciation and amortization expense	19,633,224	278,407,344	1,355,718,464	1,240,822,200	21,466,000	2,916,047,232
Disposals and other adjustments	32,959,135	541,763	(98,927,963)	1,000	–	(65,426,065)
Balance at end of the period	878,547,757	7,732,987,198	24,205,144,960	25,767,214,488	171,232,575	58,755,126,978
Net Book Value at End of the Period	₱3,507,627,271	₱9,325,828,987	₱17,320,261,243	₱17,403,192,995	₱587,613,528	₱48,144,524,024

	Transportation, Furnishing and Other Equipment	Passenger Aircraft and Other Flight Equipment	Construction In-progress	Equipment In-transit	Total
Cost					
Balance at beginning of the period	₱7,607,066,619	₱29,837,257,909	₱48,677,739,559	₱283,315,592	₱191,433,018,288
Additions	365,867,489	2,168,517,900	5,401,510,524	152,369,697	10,243,970,559
Transfers, disposals and other adjustments	22,209,543	–	(1,954,543,821)	–	(2,216,026,834)
Balance at end of the period	7,995,143,651	32,005,775,809	52,124,706,262	435,685,289	199,460,962,013
Accumulated Depreciation, Amortization and Impairment					
Balance at beginning of the period	5,811,192,614	4,948,558,353	–	–	66,664,256,778
Depreciation and amortization	335,985,676	942,717,122	–	–	4,194,750,030
Disposals and other adjustments	19,340,846	–	–	–	(46,085,219)
Balance at end of the period	6,166,519,136	5,891,275,475	–	–	70,812,921,589
Net Book Value at End of the Period	₱1,828,624,515	₱26,114,500,334	₱52,124,706,262	₱435,685,289	₱128,648,040,424

Movements in the Property, Plant and Equipment account in December 31, 2008 (Audited) (as restated - Note 35) follow:

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Telecommunications Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance beginning of the year	₱3,414,720,615	₱15,632,609,975	₱37,255,450,880	₱42,691,018,583	₱758,846,103	₱99,752,646,156
Additions	851,928,721	1,107,142,294	2,363,921,069	112,196,000	–	4,435,188,084
Transfers, disposals and other adjustments	27,041,645	111,345,248	346,671,476	354,746,000	–	839,804,369
Balance at end of year	4,293,690,981	16,851,097,517	39,966,043,425	43,157,960,583	758,846,103	105,027,638,609
Accumulated Depreciation and Amortization						
Balance at beginning of the year	797,100,584	6,854,231,073	20,922,571,685	22,127,592,788	106,834,675	50,808,330,805
Depreciation and amortization expense	28,854,814	623,255,411	2,117,118,307	2,398,796,000	42,931,900	5,210,956,432
Disposals and other adjustments	–	(23,448,393)	(91,335,533)	2,500	–	(114,781,426)
Balance at end of year	825,955,398	7,454,038,091	22,948,354,459	24,526,391,288	149,766,575	55,904,505,811
Net Book Value at End of the Year	₱3,467,735,583	₱9,397,059,426	₱17,017,688,966	₱18,631,569,295	₱609,079,528	₱49,123,132,798

	Transportation, Furnishing and Other Equipment	Passenger Aircraft and Other Flight Equipment	Construction In-progress	Equipment In-transit	Total
Cost					
Balance at beginning of the year	₱6,638,695,164	₱23,769,101,958	₱34,418,389,841	₱230,739,151	₱164,809,572,270
Addition	1,068,802,715	6,062,170,079	21,920,161,082	52,576,441	33,538,898,401
Transfers, disposals and other adjustments	(100,431,260)	5,985,872	(7,660,811,364)	–	(6,915,452,383)
Balance at end of year	7,607,066,619	29,837,257,909	48,677,739,559	283,315,592	191,433,018,288
Accumulated Depreciation and Amortization					
Balance at beginning of the year	5,100,018,394	3,403,061,176	–	–	59,311,410,375
Depreciation and amortization	757,084,830	1,546,753,381	–	–	7,514,794,643
Disposals and other adjustments	(45,910,610)	(1,256,204)	–	–	(161,948,240)
Balance at end of year	5,811,192,614	4,948,558,353	–	–	66,664,256,778
Net Book Value at End of the Year	₱1,795,874,005	₱24,888,699,556	₱48,677,739,559	₱283,315,592	₱124,768,761,510

Depreciation, Amortization and Impairment Loss
The breakdown of consolidated depreciation, amortization and provision for impairment losses on property, plant and equipment follows:

	June 30 (Unaudited)	
	2009	2008
Depreciation and amortization expense (included under):		
General and administrative expenses (Note 26)	**₱2,697,994,968**	₱2,544,270,609
Cost of sales and services (Note 25)	**1,496,755,062**	1,144,232,925
	₱4,194,750,030	₱3,688,503,534

Borrowing Costs
Borrowing costs capitalized to property, plant and equipment under construction amounted to about ₱604.0 million and ₱331.0 million for the six months ended June 30, 2009, and in 2008, respectively. The average capitalization rate used to determine the amount of borrowing costs eligible for capitalization in 2008, 2007 and 2006 is 7.1%, 7.6% and 8.7%, respectively.

Transfer to Investment Properties and Inventories
Property, plant and equipment transferred to investment property and inventory, particularly, subdivision land, condominium and residential units for sale, aggregated to ₱2.2 billion, ₱6.9 billion for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively.

17. Biological Assets

Movements in the Biological Assets account as of June 30, 2009 (Unaudited) follow:

	Swine (At Fair Values Less Estimated Point-of-Sale Costs)			Poultry (At Cost)	
	Mature	Immature	Sub-total	Mature	Total
Balance at beginning of the period	₱837,471,440	₱390,715,347	₱1,228,186,787	₱265,385,575	₱1,493,572,362
Additions	791,219,847	476,636,147	1,267,855,994	335,943,590	1,603,799,584
Disposal	(864,929,525)	(474,944,599)	(1,339,874,124)	(418,731,907)	(1,758,606,031)
Gain arising from changes in fair value less estimated point-of-sale costs	6,886,844	6,892,483	13,779,327	–	13,779,327
Balance at end of the period	770,648,606	399,299,378	1,169,947,984	182,597,258	1,352,545,242
Accumulated Depreciation					
Balance at beginning of the period	–	–	–	50,312,620	50,312,620
Depreciation	–	–	–	48,910,226	48,910,226
Disposal	–	–	–	(54,740,088)	(54,740,088)
Balance at end of the period	–	–	–	44,482,758	44,482,758
Net Carrying Value at End of the Period	₱770,648,606	₱399,299,378	₱1,169,947,984	₱138,114,500	₱1,308,062,484

Movements in the Biological Assets account as of December 31, 2008 (Audited) follow:

	Swine (At Fair Values Less Estimated Point-of-Sale Costs)			Poultry (At Cost)	
	Mature	Immature	Sub-total	Mature	Total
Balance at beginning of the year	₱692,772,061	₱273,462,319	₱966,234,380	₱138,024,030	₱1,104,258,410
Additions	1,434,647,245	788,664,241	2,223,311,486	555,610,525	2,778,922,011
Disposal	(1,430,057,316)	(811,635,368)	(2,241,692,684)	(428,248,980)	(2,669,941,664)
Gain arising from changes in fair value less estimated point of-sale costs	140,109,450	140,224,155	280,333,605	–	280,333,605
Balance at end of the year	837,471,440	390,715,347	1,228,186,787	265,385,575	1,493,572,362
Accumulated Depreciation					
Balances at beginning of year	–	–	–	53,689,637	53,689,637
Depreciation	–	–	–	81,504,856	81,504,856
Disposal	–	–	–	(84,881,873)	(84,881,873)
Balance at end the year	–	–	–	50,312,620	50,312,620
Net Carrying Value at End of the Year	₱837,471,440	₱390,715,347	₱1,228,186,787	₱215,072,955	₱1,443,259,742

The Group has about 175,541 and 180,718 heads of swine as of June 30, 2009 and December 31, 2008, respectively, and about 531,588, and 468,211 heads of poultry as of June 30, 2009 and December 31, 2008, respectively.

Total biological assets shown in the statement of financial position follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Current portion	**₱908,763,106**	₱1,052,544,395
Noncurrent portion	**399,299,378**	390,715,347
	₱1,308,062,484	₱1,443,259,742

18. **Other Noncurrent Assets**

This account consists of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited) (As restated - Note 35)
Deferred subscriber acquisition and retention costs - net	**₱1,216,297,031**	₱1,137,425,100
Finance receivables (Note 10)	**1,165,858,937**	1,065,056,253
Security and miscellaneous deposits (pre-delivery payment)	**527,781,648**	526,919,249
Pension assets (Note 29)	**113,673,504**	243,810,600
Others	**1,313,298,852**	1,109,855,808
	₱4,336,909,972	₱4,083,067,010

Security Deposits
Security deposits relate to the Group's leased buildings, cellsite lots and commercial spaces. These will be collected in full or offset against rent payable at the end of the lease terms subject to adjustments by the lessor to cover damages incurred on the properties.

Deferred Subscriber Acquisition and Retention Costs
Changes in deferred subscriber acquisition and retention costs follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Balance at beginning of year	**₱1,137,425,100**	₱733,021,983
Deferral of subscriber acquisition and retention costs during the period	**645,717,257**	1,295,258,680
Amortization during the period	**(566,845,326)**	(890,855,563)
Balance at end of the period	**₱1,216,297,031**	₱1,137,425,100

19. Accounts Payable and Accrued Expenses

This account consists of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Deposit liabilities	**₱8,939,194,841**	₱9,674,815,130
Accrued expenses	**8,755,314,444**	6,539,376,317
Trade payables	**8,402,577,921**	8,714,910,451
Due to related parties (Note 32)	**943,140,758**	553,316,085
Withholding taxes payable	**200,853,139**	239,264,882
Dividends payable	**210,935,953**	6,000,198
Other payables	**1,910,121,179**	1,581,705,321
	₱29,362,138,235	₱27,309,388,384

Deposit Liabilities
Deposit liabilities represent the savings, demand and time deposit liabilities of RSBC. Of the total deposit liabilities of RSBC as of December 31, 2008, 53.5% are subject to periodic interest repricing.

Accrued Expenses

Accrued expenses and other payables include accruals for interest and various expenses. The Group's Accrued Expenses account consists of accruals for:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Advertising and promotions	**₱1,566,294,055**	₱966,622,937
Landing and take-off, navigational charges, and other aircraft-related expenses	**1,501,827,982**	537,967,662
Import bills payable	**1,426,371,856**	1,004,610,897
Accrued interest payable	**1,301,493,041**	1,293,015,155
Rental expense	**1,223,619,873**	1,106,217,441
Compensation and benefits	**413,420,416**	268,026,874
Utilities	**306,245,135**	237,392,466
Contracted services	**256,880,940**	175,133,295
Royalties	**229,779,259**	85,279,983
Freight and handling costs	**117,587,432**	132,883,538
Insurance	**98,682,869**	97,246,322
Taxes and licenses	**71,453,314**	57,532,680
Other accrued expenses	**241,658,272**	577,447,067
	₱8,755,314,444	₱6,539,376,317

Other accrued expenses include accruals for travel and transportation, repairs and maintenance and other professional services.

20. Other Current Liabilities

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Unearned revenue	**₱3,697,511,862**	₱3,132,414,636
Deposits from real estate buyers and lessees (Note 24)	**1,856,341,358**	1,401,605,247
Others	**32,313,600**	102,791,442
	₱5,586,166,820	₱4,636,811,325

Unearned Revenue

Unearned revenue account includes the Group's (a) unearned air transportation revenue, and (b) unearned telecommunications revenue.

Unearned air transportation revenue

Passenger ticket and cargo waybill sales are initially recorded under Unearned Revenue account in the unaudited interim consolidated statement of financial position, until recognized under Revenue account in the unaudited interim consolidated statement of income, when the transportation service is rendered by the Group (or once tickets are flown).

As of June 30, 2009 and December 31, 2008, the Group's unearned air transportation revenue amounted to ₱3.2 billion, and ₱2.7 billion, respectively.

Unearned telecommunications revenue
Unearned telecommunications revenue represents the proceeds from sale of prepaid cards and airtime values through over-the-air reloading services. As of June 30, 2009 and December 31, 2008, the Group's unearned air telecommunications revenue amounted to ₱543.9 million and ₱530.5 million, respectively.

21. Short-term and Long-term Debt

Short-term Debt
Short-term debt consists of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Parent Company:		
Philippine Peso - with interest rates ranging from 6.3% to 8.8% per annum in 2009 and from 8.5% to 8.8% per annum in 2008	**₱2,332,195,000**	₱3,125,600,000
Subsidiaries:		
Foreign currencies - with interest rates ranging from 1.4% to 5.3% per annum in 2009 and from 2.0% to 6.8% per annum in 2008	**15,737,937,501**	19,784,998,372
Philippine Peso - with interest rates ranging from 6.8% to 9.0% per annum in 2009 and from 3.3% to 7.5% per annum in 2008	**4,387,200,000**	2,226,000,000
	20,125,137,501	22,010,998,372
	₱22,457,332,501	₱25,136,598,372

As of June 30, 2009 and December 31, 2008, liabilities under trust receipts included in foreign currency-denominated short-term debt are covered by certain inventories amounting to ₱4.6 billion and ₱6.6 billion, respectively (Note 11). Collateral for interest rate swaps (Eurobonds, where did they include the discussion)

Long-term Debt

Long-term debt (net of debt issuance costs) consists of:

	Maturities	Interest Rates	June 30, 2 (Unaud	December 31, 2008 (Audited)
Parent Company:				
HSBC Peso Note	2013	8.00%	**₱4,275,250,533**	₱4,271,849,686
HVB/Alcatel	2011	3.72%	**1,030,425,396**	1,220,838,932
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	2010	USD London Interbank Offering Rate (LIBOR) + 0.625%	**745,667,401**	2,284,356,673
			6,051,343,330	6,556,206,359
Subsidiaries:				
Foreign currencies:				
JGSPL				
US$300 million term loan facility agreement	2013	USD LIBOR+2.45%	**14,284,612,411**	14,080,553,214
US$300 million guaranteed notes	2013	8.00%	**12,423,148,371**	12,390,471,909
URCPL				
US$200 million guaranteed notes	2012	8.25%	**9,388,688,767**	9,368,966,095
URC				
HypoVereinsbank term loan facilities	Various dates through 2009	EURIBOR/ USD LIBOR + 0.75%	**42,759,609**	62,440,708
Digitel				
Term loan facilities	Various dates through 2015	USD LIBOR + 0.30% to 2.70%	**12,176,687,238**	11,064,477,564
Minimum capacity purchase agreement (Note 16)		–	**72,195,000**	71,280,000
Zero coupon convertible bonds	2013	12.00%	**2,014,311**	2,204,180
CAI				
ECA loans (Note 16)	Various dates through 2018	USD LIBOR + 3bps in 2009 3.78% to 5.83% in 2008 and 4.89% to 5.83% in 2007	**15,195,389,574**	14,227,026,572
Commercial loan from foreign banks	Various dates through 2017	USD LIBOR + 1.15% 1.25% in 2009 3.95% to 6.66% in 2008 and 4.89% to 5.83% in 2007	**3,581,188,031**	3,729,504,001
			67,166,683,312	64,996,924,243
Philippine Peso:				
URC				
₱3.0 billion loan facility	2014	8.75%	**2,972,277,020**	–
Philippine Sugar Corporation restructured loan	2013	7.50%	**39,990,828**	46,395,489
RLC				
₱3.0 billion loan facility	2012	6.38%	**3,000,000,000**	3,000,000,000
₱2.0 billion corporate notes	2013	15.73% - PDST-F rate	**2,000,000,000**	2,000,000,000
₱1.0 billion loan facility	2009	7.5% + 1.5% + 5% grt	**115,000,000**	340,000,000
			8,127,267,848	5,386,395,489
			75,293,951,160	70,383,319,732
			81,345,294,490	76,939,526,091
Less current portion			**5,267,839,915**	4,914,812,758
			₱76,077,454,575	₱72,024,713,333

Long-term debt to foreign banks is shown net of unamortized debt issuance costs totaling ₱1.1 billion (US$22.3 million), and ₱1.1 billion (US$22.8 million) as of June 30, 2009 and December 31, 2008, respectively.

	June 30, 2009	December 31, 2008
Due in:		
2009	**₱–**	₱5,141,139,427
2010	**5,480,108,480**	4,868,665,807
2011	**10,564,933,570**	10,028,733,228
2012	**22,290,039,481**	21,615,672,690
Thereafter	**44,134,293,025**	36,406,983,943
	₱82,469,374,556	₱78,061,195,095

The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased (see discussion within the note under Minimum Capacity Purchase Agreement section).

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment.

New issuance

URC ₱3.0 Billion 8.75% Fixed Corporate Notes Due 2014

On March 24, 2009, URC issued fixed corporate notes amounting to ₱3.0 billion to a private bank for capital expenditures and general corporate purposes. The notes bear a fixed interest rate of 8.75%, payable semi-annually in arrears, and have a term of five (5) years, maturing on March 27, 2014.

The notes contain both affirmative and negative covenants which URC should comply with for the duration of the term of the notes.

Reacquisition of bonds

On October 29, 2008, URC reacquired a portion of its bonds payable with a face value of ₱240.0 million (US$5.0 million) for a total proceeds of ₱218.2 million (US$4.5 million).

22. Other Noncurrent Liabilities

This account consists of:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Accrued project costs	₱7,379,625,485	₱6,702,497,178
Asset Retirement Obligation (ARO)	1,752,225,398	1,610,891,948
Deposits from real estate buyers and lessees (Note 21)	1,693,358,755	1,708,630,090
Due to related parties (Note 32)	1,504,260,574	1,481,542,198
Deposit liabilities	981,382,940	776,383,253
Accrued maintenance cost	848,018,556	650,935,361
Derivative liabilities (Note 7)	596,402,744	865,669,863
Pension liabilities	434,874,143	422,094,477
Others	909,313,460	843,476,926
	₱16,099,462,055	₱15,062,121,294

Accrued Project Costs
Accrued project costs represent costs of unbilled materials, equipment and labor relating to telecommunications projects which are already eligible for capitalization as of June 30, 2009 and 2008. The determination of costs to be capitalized is based on the contract price multiplied by the percentage of shipped materials and/or delivered services.

ARO
Movements in the Group's ARO follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Balance at beginning of the period	₱1,610,891,948	₱1,119,176,248
Capitalized to property, plant and equipment	256,440,946	493,435,242
Accretion expense (Note 31)	71,677,466	102,852,875
Payments of restorations during the year	(186,784,962)	(104,572,417)
Balance at the end of the period	₱1,752,225,398	₱1,610,891,948

Deposits from Real Estate Buyers and Lessees
The Customers' Deposits account represents cash received from tenants representing three (3) to six (6) months rent which shall be refunded to tenants at the end of lease term. The Group recognized discount on deposits from leases amounting to 102 million and 103 million as of June 30, 2009 and December 31, 2008. The related interest expense on the discount amounted to ₱24 million and ₱61 million in 2009 and 2008, respectively. The deposits from real estate buyers and lessees were discounted using MART 1 rates plus 2.0% spread.

In addition, other customers' deposits represent cash received from buyers which shall be applied against the total contract price of the subdivision land, condominium and residential units that are for sale. The deposits from buyers are normally applied against the total contract price within a year from the date the deposits were made.

23. Equity

Cash Dividends

Parent Company

Details of the Parent Company's dividend declarations follow:

	2009	2008
Date of declaration	**June 26, 2009**	July 30, 2008
Dividend per share	**₱0.03**	₱0.03
Total dividends	**₱203.9 million**	₱203.9 million
Date of record	**July 24, 2009**	August 29, 2008
Date of payment	**August 19, 2009**	Sept. 24, 2008

The following tables summarize the dividends declared by significant investee companies:

URC

Details of URC's dividend declarations follow:

	2009	2008
Date of declaration	**April 16, 2009**	April 17, 2008
Dividend per share	**₱0.25**	₱0.68
Total dividends	**₱0.5 billion**	₱1.5 billion
Date of record	**May 15, 2009**	May 16, 2008
Date of payment	**June 10, 2009**	June 12, 2008

RLC

Details of RLC's dividend declarations follow:

	2009	2008
Date of declaration	**April 16, 2009**	April 17, 2008
Dividend per share	**₱0.25**	₱0.53
Total dividends	**₱0.7 billion**	₱1.5 billion
Date of record	**May 15, 2009**	May 16, 2008
Date of payment	**June 10, 2009**	June 12, 2008

24. Other Revenue (Charges)

This account consists of:

	June 30 (Unaudited)	
	2009	2008
Dividend income	**76,458,461**	₱49,041,096
Trading gain (loss) - net	**7,220,072**	(69,596,811)
Gain on sale of financial assets at FVPL	**–**	3,770,267
Others	**14,689,362**	769,351,701
	₱98,367,895	₱752,566,253

25. Cost of Sales and Services

This account consists of:

	June 30 (Unaudited)	
	2009	2008
Raw materials used	**₱14,436,881,579**	₱15,157,702,288
Direct labor	**877,681,419**	833,725,304
Overhead cost	**9,086,505,027**	7,800,517,130
Total manufacturing cost	**24,401,068,025**	23,791,944,722
Goods in process	**(27,653,270)**	(29,924,481)
Cost of goods manufactured	**24,373,414,755**	23,762,020,241
Finished goods	**243,178,404**	(1,129,055,399)
Cost of sales	**24,616,593,159**	22,632,964,842
Cost of services	**7,462,064,911**	7,092,140,008
Cost of sales and services	**₱32,078,658,070**	₱29,725,104,850

26. General and Administrative Expenses

This account consists of:

	June 30 (Unaudited)	
	2009	2008
Outside services	**₱3,551,411,893**	₱3,014,319,357
Depreciation and amortization (Note 16)	**2,700,167,496**	2,546,444,379
Personnel expenses	**1,775,339,038**	1,584,043,347
Rent	**956,255,373**	724,583,290
Aircraft and engine lease	**903,747,599**	408,290,024
Utilities and supplies	**778,327,646**	499,135,417
Repairs and maintenance	**527,772,666**	484,213,343
Travel and transportation	**377,002,853**	277,176,490
Taxes, licenses and fees	**321,447,203**	308,850,339
Insurance	**128,183,619**	110,113,179
Communication	**101,803,499**	89,848,393
Others	**1,087,828,537**	599,301,816
	₱13,209,287,422	₱10,646,319,374

27. Impairment Losses and Others

This account consists of:

	June 30 (Unaudited)	
	2009	2008
Provision for impairment losses on:		
Financial assets:		
Receivables (Note 10)	**₱175,962,152**	₱95,764,705
AFS investments (Note 9)	**141,045,342**	–
	317,007,494	95,764,705
Nonfinancial assets:		
Others	**92,270,344**	–
	409,277,838	–
Inventory obsolescence and market decline (Note 11)	**88,127,473**	–
	₱497,405,311	₱95,764,705

28. Financing Costs and Other Charges

This account consists of:

	June 30 (Unaudited)	
	2009	2008
Interest expense	**₱3,108,549,662**	₱2,597,570,139
Dividends on preferred shares	**125,592,969**	126,995,625
Bank charges and others	**52,233,393**	31,939,956
	₱3,286,376,024	₱2,756,505,720

The Group's interest expense is incurred from the following:

	June 30 (Unaudited)	
	2009	2008
Long-term debt (Note 21)	**₱2,165,573,417**	₱1,606,160,692
Short-term debt (Note 21)	**647,094,358**	773,640,475
Affiliates	**95,042,676**	75,392,162
Accretion of ARO (Note 22)	**71,677,466**	39,124,515
Others	**129,161,745**	103,252,295
	₱3,108,549,662	₱2,597,570,139

29. Employee Benefits

Pension Plans

Except for URC and RLC (included in Others), the Parent Company and certain consolidated subsidiaries have unfunded, noncontributory, defined benefit pension plans covering substantially all of their regular employees. The plans provide for retirement, separation, disability and death benefits to its members. The benefits are based on a defined formula with minimum lump-sum guarantee of 22.5 days pay per year of service.

URC has a funded, noncontributory defined benefit pension plan covering all its regular employees. The pension fund is being administered and managed by certain stockholders as trustees. URC, however, reserves the right to discontinue, suspend or change the rates and amounts of its contributions at any time on account of business necessity or adverse economic conditions.

Total pensions assets and liabilities recognized in the consolidated statement of financial position follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Pension assets (Note 18)	**₱113,673,500**	₱243,810,600
Pension liabilities (Note 22)	**434,874,143**	422,094,477

The amounts recognized as pension liabilities follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Present value of defined benefit obligation	**₱469,262,508**	₱379,041,001
Fair value of plan assets	**(59,698,400)**	(57,568,490)
Unfunded status	**409,564,108**	321,472,511
Unrecognized actuarial gain - net	**25,310,035**	100,621,966
Pension liabilities at end of the period	**₱434,874,143**	₱422,094,477

URC's pension assets for its pension plans follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Present value of funded obligation	**₱1,026,341,200**	₱1,113,492,800
Fair value of plan assets	**1,337,995,500**	1,341,210,300
Funded status	**311,654,300**	227,717,500
Unrecognized actuarial losses - net	**(93,066,450)**	16,093,100
Asset to be recognized in the consolidated statement of financial position	**218,587,850**	243,810,600
Less asset not recognized due to limit	**104,914,350**	–
Net plan assets	**₱113,673,500**	₱243,810,600
Asset limit to be recognized in the consolidated statement of financial position	**₱113,673,500**	₱243,810,600
Net plan assets in excess of the asset ceiling limit (not recognized in the consolidated statement of financial position)	**₱104,914,350**	₱–

Asset limits to be recognized in the consolidated statement of financial position were determined as follows:

	June 30, 2009 (Unaudited)	December 31, 2008 (Unaudited)
(a) Retirement asset	₱218,587,850	₱243,810,600
(b) Asset ceiling limit		
i. Unrecognized actuarial losses	–	16,093,100
ii. Present value of available reduction in future contributions	113,673,500	227,717,500
Limit	113,673,500	243,810,600
Lower of (a) and (b)	₱113,673,500	₱243,810,600

Movements in the fair value of plan assets follow:

	June 30, 2009 (Unaudited)		
	URC	**Others***	**Total**
Balance at beginning of the period	**₱1,341,210,300**	**₱57,568,490**	**₱1,398,778,790**
Expected return on plan assets	**36,883,300**	–	**36,883,300**
Actual contributions	–	–	–
Benefits paid	**(17,170,100)**	–	**(17,170,100)**
Actuarial gains (losses) - net	**(22,928,000)**	**(57,568,490)**	**(80,496,490)**
Balance at end of the period	**₱1,337,995,500**	**₱–**	**₱1,337,995,500**
Actual return on plan assets	**₱13,955,300**	**₱–**	**₱–**

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	December 31, 2008 (Audited)		
	URC	Others*	Total
Balance at beginning of year	₱1,218,540,900	₱104,000	₱1,218,644,900
Expected return on plan assets	67,019,700	188,000	67,207,700
Actual contributions	76,877,100	54,549,754	131,426,854
Benefits paid	(16,115,800)	(5,149,506)	(21,265,306)
Actuarial gains (losses) - net	(5,111,600)	7,876,242	2,764,642
Balance at end of year	₱1,341,210,300	₱57,568,490	₱1,398,778,790
Actual return on plan assets	₱61,908,100	₱–	₱–

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

There are no reimbursement rights recognized as a separate asset as of June 30, 2009 and December 31, 2008.

The overall expected rate of return on assets is based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled.

Past service costs recognized in 2008 were brought about by the improvements in the Group's retirement plan.

Components of pension expense (included under General and Administrative Expenses in the unaudited interim consolidated statement of income) follow:

	June 30 (Unaudited)	
	2009	2008
Current service cost	**₱36,628,905**	₱103,710,400
Interest cost	**64,143,784**	121,948,144
Expected return on plan assets	**(38,466,400)**	(67,207,700)
Past service costs	**–**	189,643,500
Net actuarial gain recognized during the period	**121,045,055**	(247,685,837)
Effect of curtailment	**(6,155,896)**	(18,272,400)
Total pension expense (income)	**₱177,195,448**	₱82,136,107

****Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.***

The assumptions used to determine pension benefits of the Group follow:

	June 30 (Unaudited)	
	2009	2008
Retirement age	**60**	60
Average remaining working life (in years)	**7 to 20**	5 to 11
Discount rate	**8.0% to 17.6%**	9.5% to 10.2%
Salary rate increase	**4.0% to 7.5%**	6.8% to 7.0%
Expected rate of return on plan assets	**5.5% to 8.3%**	5.5%

****Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.***

Amounts for June 30, 2009, December 31, 2008 and June 30, 2008 are as follows:

	June 30 (Unaudited)	
	2009	2008
Defined benefit obligation	**₱1,495,603,708**	₱1,492,533,801
Plan assets	**1,397,693,900**	1,398,778,790
Deficit (surplus)	**97,909,808**	93,755,011
Experience adjustments on:		
Plan assets	**(22,928,000)**	(12,987,842)
Plan liabilities	**9,405,050**	(179,750,928)

****Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.***

30. **Income Tax**

Provision for income tax consists of:

	June 30 (Unaudited)	
	2009	2008
Current	**₱565,442,915**	₱540,282,130
Deferred	**(190,463,875)**	(174,042,346)
	₱374,979,040	₱366,239,784

31. Earnings Per Share

Basic Earnings Per Share (EPS) is calculated by dividing the net income for the year attributable to common shareholders divided by the weighted average number of common shares outstanding during the year (adjusted for any stock dividends)

The following reflects the income and share data used in the basic/dilutive EPS computations:

	June 30 (Unaudited)	
	2009	2008
Net income applicable to common stock	**₱3,610,054,733**	₱629,614,490
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Basic/dilutive EPS	**₱0.53**	₱0.09

To calculate EPS amounts for the discontinued operation, the weighted average number of ordinary shares for basic amount is as per table above. The following table provides the profit figure used as the numerator:

	June 30 (Unaudited)	
	2009	2008
Net income attributable to ordinary equity holders of the parent from a discontinued operation for basic EPS calculations	**₱–**	₱78,301,217

There were no potential dilutive common shares in June 30, 2009 and 2008.

32. Related Party Transactions

The Group, in the regular conduct of its business, has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases and, management and administrative service agreements.

Intercompany transactions are eliminated in the accompanying unaudited interim consolidated financial statements.

Related party transactions not eliminated are as follow:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Due from related parties - net (Note 10)	**₱2,076,551,434**	₱2,077,687,618
Due to related parties (Notes 19 and 22)	**2,447,401,332**	2,034,858,283

The compensation of the Group's key management personnel by benefit type follows:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Short-term employee benefits	**₱669,210,411**	₱1,211,562,136
Post-employment benefits	**34,263,573**	71,912,721
	₱703,473,984	₱1,283,474,857

There are no agreements between the Group and any of its directors and key officers providing for benefits upon termination of employment, except for such benefits to which they may be entitled under the Group's pension plans.

33. Other Commitments and Contingent Liabilities

RLC

Capital Commitments

RLC has contractual commitments and obligations for the construction and development of investment properties and equipment items aggregating ₱5.7 billion as of June 30, 2009 and ₱6.1 billion as of September 30, 2008. Moreover, RLC has contractual obligations amounting to ₱2.3 billion as of March 31, 2009 and September 30, 2008 for the completion and delivery of real estate units that have been presold.

CAI

Aircraft Purchase Commitments

As of December 31, 2007, CAI has existing commitments to purchase ten (10) additional new Airbus A320 aircraft, each amounting to ₱3.0 billion (US$64.4 million). The ten (10) aircraft which the Company has placed firm orders for are scheduled to be delivered between 2010 and 2012.

Also in 2007, CAI has a commitment to purchase six ATR 72-500 turboprop aircraft and has exercised an option to purchase additional four ATR 72-500 turboprop aircraft. These turboprop aircraft will cater to destinations in the country's smaller airports. CAI has taken delivery of the initial six aircraft in 2008 and the remaining are scheduled to be delivered in 2009 of which two were received during the first quarter of 2009.

The above-indicated commitments principally relate to CAI's re-fleeting and expansion programs.

JGSPC
JGSPC has an existing technology and licensing agreement with a foreign company covering the construction, manufacture, use and sale of the PP and PE lines. In further consideration for the rights granted to JGSPC, pursuant to the licensing agreement, JGSPC shall pay the foreign company a running royalty fee equivalent to a certain sum for each metric ton of resin sold up to the end of the royalty term. The technology licenses of JGSPC have been fully impaired in 2006.

Digitel
Digitel has existing agreements with various telecommunications carriers and operators, local exchange carriers, international exchange carriers, CMTS operators, paging and trunk radio operators, provincial operators and with the Philippine Government to cover the following services:

a. International telecommunications operation services between servicing points in another country where the other party is domiciled and Digitel's terminals servicing points in the Philippines.
b. National and international private leased circuit services on a reciprocal basis between the other party and Digitel in the timely support of services to their respective customers.
c. Internet transport and access services and other telecommunications services that may be introduced from time to time.
d. Interconnection of Digitel's CMTS network with the CMTS, local exchange, inter-exchange and international gateway facilities with the telecommunications network of other domestic telecommunications carriers.

Digitel has a commitment to construct, install, operate and maintain a nationwide CMTS using GSM technology. Prior to the assignment of the PA to DMPI, Digitel entered into a supply agreement with foreign suppliers including their local affiliates for Phases 1 to 4 of the said project. Digitel and DMPI have incurred costs for said project totaling to ₱19.6 billion in 2008 and 2007.

Off-Statement of financial position Items
In the normal course of a RSBC's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying unaudited interim consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

Following is a summary of RSBC's commitments and contingent liabilities at their equivalent peso contractual amounts:

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Trust and Investment Group accounts	**₱1,385,098,748**	₱969,707,440
Late deposit/payment received	**6,322,747**	77,809,849
Outward bills for collection	**548,036**	547,943
Items held for safekeeping	**38,390**	32,662
Other contingent accounts	**25,958**	20,000

Others

The Group has various contingent liabilities arising in the ordinary conduct of business which are either pending decision by the courts, under arbitration or being contested, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual liability under these lawsuits or claims, if any, will not have a material or adverse effect on the Group's financial position and results of operations. The information usually required by PAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, is not disclosed on the grounds that it can be expected to prejudice the outcome of these lawsuits, claims, arbitration and assessments.

34. Reportable Non-adjusting Subsequent Events

On June 30, 2009, RLC was granted by the SEC permit to sell bond securities worth ₱5 billion. The bonds bear 8.5% fixed interest rate and will mature on July 14, 2014. Interest is payable semi-annually. Under the terms of the bond issue, RLC shall maintain a minimum net interest coverage ratio of 1:5:1 and a debt to equity ratio of not exceeding 1.5:1. The bonds were issued on July 13, 2009.

On August 11, 2009, the SEC granted RLC another permit to sell bond securities worth ₱5 billion. The fixed interest rate bearing bonds will be issued on August 26, 2009 and will mature on August 27, 2014. Interest is payable semi-annually. Under the terms of the bond issue, RLC shall maintain a minimum net interest coverage ratio of 1.5:1 and a debt to equity ratio of not exceeding 1.5:1.

35. Reclassification

Certain accounts in the 2008 audited financial statements were reclassified to conform with the June 30, 2009 presentation which takes into account the fundamental nature and significance of the transactions as well as general financial statement presentation.

The table below shows the details of accounts reclassified:

From	Reclassified to	2008
Other current assets	Property Plant and Equipment - Construction-in-progress	₱491,109,936
Other noncurrent assets	Property Plant and Equipment - Construction-in-progress	2,362,249,705

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
AGING OF RECEIVABLES
June 30, 2009

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Receivables	13,099,010,744	9,620,297,015	2,850,106,427	628,607,301
Less: Allowance for impairment loss	(2,152,561,123)		(1,523,953,822)	(628,607,301)
Net Trade Receivables	10,946,449,621	9,620,297,015	1,326,152,606	-
Non-trade Receivables				
Finance Receivables (including noncurrent portion)	7,690,041,539	6,524,182,602		1,165,858,937
Others	6,014,697,923	4,562,701,928	280,935,988	1,171,060,007
	13,704,739,462	11,086,884,530	280,935,988	2,336,918,944
Less: Allowance for impairment loss	(1,340,964,437)	(154,921,757)	(14,982,673)	(1,171,060,007)
Net Non-trade Receivables	12,363,775,025	10,931,962,773	265,953,315	1,165,858,937
	23,310,224,646	20,552,259,788	1,592,105,921	1,165,858,937

COVER SHEET

1	8	4	0	4	4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

1	2		3	1

Month *Day*
(Fiscal Year)

1	7	-	C	

(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Letter to the PSE regarding the issuance of retail bonds by JGSHI

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **September 25, 2009**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached a copy of the letter of JG Summit Holdings, Inc. (JGSHI) to the Philippine Stock Exchange (PSE) dated September 24, 2009 advising the PSE regarding a registration statement filed by JGSHI with the Securities and Exchange Commission in relation to the proposed issuance of retail bonds by JGSHI.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 25, 2009
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

September 24, 2009

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

Please be advised that JG Summit Holdings, Inc. (Company) has filed a registration statement with the Securities and Exchange Commission in relation to the proposed issuance of retail bonds in the aggregate principal amount of Five Billion Pesos (P5,000,000,000) with an oversubscription option for an additional amount of up to Five Billion Pesos (P5,000,000,000).

The Company has applied for credit rating with Philratings in connection with the proposed bond offering. The net proceeds from the bond issuance shall be utilized by the Company to support the capital expenditure requirements of its subsidiaries and for general corporate purposes.

The Company has appointed ING Bank N.V. and SB Capital Investment Corporation as joint issue managers.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/jbb